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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 10-SB/A

                                AMENDMENT NO. 1

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934




                               NORTH BANCORP, INC.
                 (Name of small business issuer in its charter)




        MICHIGAN                                  38-2995259
(State of Incorporation)              (I.R.S. Employer Identification No.)





                              501 West Main Street
                             Gaylord, Michigan 49735
                    (Address of principal executive offices)

                                  517-732-3502
                           (Issuer's Telephone Number)


Securities registered pursuant Section 12(b) of the Exchange Act:

        Title of each class to be so registered              Name of each exchange on which each class
                                                                        is to be registered
               NONE                                                       NONE

Securities registered pursuant Section 12(g) of the Exchange Act:

         COMMON STOCK,  $1.00 PAR VALUE
               (Title of class)



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                                    CONTENTS

Part I:

  Item 1    Description of Business
  Item 2    Management's Discussion and Analysis or Plan of Operation
  Item 3    Description of Property
  Item 4    Security Ownership of Certain Beneficial Owners and Management
  Item 5    Directors and Executive Officers, Promoters and Control Persons
  Item 6    Executive Compensation
  Item 7    Certain Relationships and Related Transactions
  Item 8    Description of Securities


Part II:

  Item 1    Market Price and Dividends on the Registrant's Common Equity and
                 Related Stockholder Matters
  Item 2    Legal Proceedings
  Item 3    Changes In and Disagreements With Accountants
  Item 4    Recent Sales of Unregistered Securities
  Item 5    Indemnification of Directors and Officers


Part F/S    Financial Statements


Part III:

  Item 1    Index to Exhibits
  Item 2    Description of Exhibits


         WITH THE EXCEPTION OF THE STATEMENTS REGARDING HISTORICAL MATTERS AND STATEMENTS REGARDING THE COMPANY'S CURRENT STATUS, CERTAIN MATTERS DISCUSSED HEREIN ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF THE WORDS "ANTICIPATE", "BELIEVE", "ESTIMATE", "PLAN", "EXPECT", "INTEND" AND SIMILAR EXPRESSIONS. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH MATERIAL DIFFERENCES INCLUDE INTEREST RATE FLUCTUATIONS AND ECONOMIC CONDITIONS, LOSS OF KEY PERSONNEL, COMPETITION, TECHNOLOGICAL CHANGES AND CHANGES IN FEDERAL OR STATE REGULATIONS.

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PART I



ITEM 1.  DESCRIPTION OF BUSINESS

THE CORPORATION


         North Bancorp, Inc. (the "Corporation") is a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). As a bank holding company, the Corporation is subject to regulation by the Federal Reserve Board. In 1975, First National Bank of Gaylord ("Bank") was organized to offer a new banking alternative to the people of Otsego County. In 1991, North Bancorp, Inc. was organized to provide the Bank with the corporate governance options of a one-bank holding company. The Bank formed a wholly owned subsidiary, First of Gaylord Financial Services, Inc. in 1997 to provide limited insurance agency services to the Bank's customers and the general public. The Corporation exists primarily for the purpose of holding all the stock of the Bank, and of such other subsidiaries as it may acquire or establish.



         The Bank's primary market area is Otsego County. The majority of the Bank's deposits are derived from Otsego County. Similarly, the majority of loans are to individuals and businesses located in Otsego County. However, a significant amount of business is conducted in the various neighboring counties, including Crawford, Montmorency, Cheboygan, Antrim, Charlevoix, Kalkaska, and Oscoda counties.

         Otsego County, located in the northern portion of the Lower Peninsula in Michigan, is 230 miles north of Detroit, Michigan. Otsego County's population of approximately 21,000 has a median age of 33.7 years, according to the 1990 Census. The area's largest employers include Georgia-Pacific (industrial wood products), K-Byte Corporation (component manufacturer), the City of Gaylord, and Otsego County. The most prominent industries in Otsego County include the manufacturing, tourism, retail, and service industries.


THE BANK

         The Bank is a national banking association, which operates under the laws of the United States of America, pursuant to a charter issued by the Office of the Comptroller of the Currency. The Bank's deposits are insured to the maximum extent allowed by the Federal Deposit Insurance Corporation ("FDIC").


         The Bank provides a wide variety of commercial and consumer banking services to individuals and small- to medium-sized businesses and governmental units. The Bank's services include accepting time, demand and savings deposits, including regular checking accounts, NOW and money market accounts, and certificates of deposit. In addition, the Bank makes secured and unsecured commercial, construction, mortgage and consumer loans and provides safe deposit facilities. The Bank operates two locations in Gaylord and has six automated teller machines (ATM's) in Otsego County which participate in the NYCE system, a regional network, as well as other ATM networks throughout the country. The Bank does not have a website.


         Lending Activities. We work with our clients to provide a full range of commercial, real estate and personal lending products and services. Our loans are concentrated in three major areas: (1) commercial real estate and commercial loans; (2) residential real estate loans; (3) consumer loans. We have adopted a loan policy that contains general lending standards and is subject to review and revision by our board. We extend credit consistent with this comprehensive loan policy.

         The goal of our lending program is to meet the credit needs of our community while using sound credit principles to protect the quality of our assets. Our business and credit strategy is relationship-driven and we strive to provide a reliable source of credit and a variety of lending alternatives. When extending credit, our decisions are based upon our client's ability to repay the loan from non-speculative sources. The quality and integrity of the borrower is crucial in the loan approval process. We monitor the performance of our loan portfolio through regular contacts with our clients, continual portfolio review, careful monitoring of delinquency reports and reliance on our loan review function.

         The Bank's legal lending limit is approximately $1,242,000 at December 31, 2000. The board has presently established an "in-house" limit of $1,000,000, although the Bank's loan policy permits the board to make exceptions on a case-by-case basis up to the Bank's legal lending limit. Although there are no present plans to do so, the board may from time to time raise or lower the "in-house" limit as it deems prudent to comply with safe and sound banking practices, and to respond to overall economic conditions. The size of the loans the Bank can offer to potential customers is less than the loan size many competitors are able to offer. These

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limits affect to some degree our ability to seek relationships with the area's larger businesses. The Bank seeks to accommodate loan volumes in excess of its lending limits through the sale of participations in such loans to other banks. However, there is no assurance that such loan participations will be available or be on terms favorable to the Bank.

         Substantially all of the Bank's loans are to customers located within its primary market area. The Bank has no foreign loans. The Bank conducts its lending activities pursuant to a comprehensive loan policy adopted by its board. This loan policy grants individual loan officers authority to make secured and unsecured loans in specific dollar amounts. Senior lending officers are required to approve all credit decisions when the aggregate credit exposure is in excess of $100,000. The loan officer committee approves credit decisions for loans from $300,000 to $400,000. The loan and discount committee of the board must approve all loans from $400,000 to $600,000. The board is responsible for approving all loans that exceed $600,000.

         Commercial Loans. Our commercial loan portfolio is comprised primarily of loans secured by owner occupied or investor commercial real estate. The portfolio also contains commercial loans secured by other types of collateral, such as equipment, inventory, and other business assets.


         The risks associated with commercial loans vary depending on the borrower's experience and financial situation, repayment ability, collateral, the economic environment, competitive factors, type of business, and other related factors. The Bank mitigates these risks by fully documenting as much information about the borrower, any guarantor, collateral, loan purpose, financial strength, and other information that management believes to be relevant. All information is gathered and taken into account to develop an analysis of the overall risk associated with a proposed commercial loan and whether approval is appropriate. If a commercial loan is granted, management performs on-going monitoring of the various risks originally identified, as well as any new risks. This on-going analysis is accomplished through subsequent, periodic reviews of the borrower's financial statements and tax returns, and credit history. Additionally, the account officer will have conversations with the borrower and conduct periodic inspections of any facilities. These and other monitoring techniques allow management to learn adverse trends earlier when more options for corrective action (if necessary) are available.


         Our lines of credit typically are limited to a percentage of the value of the assets securing the line, and priced by a floating rate formula. Lines of credit typically are reviewed annually and are supported by accounts receivable, inventory and equipment. Depending on the risk profile of the borrower, we may require periodic aging of receivables, and inventory and equipment listings to verify the quality of the borrowing base prior to advancing funds. Our term loans are typically also secured by the assets of our clients' businesses. Term loans typically have maturities between one to five years, with either floating or fixed rates of interest. Commercial borrowers are required to provide updated personal and corporate financial statements at least annually. Letters of credit are an important product to many of our clients. We issue standby or performance letters of credit, and can service the international needs of our clients through correspondent banks. We use the same underwriting standards for letters of credit as we do for funded loans.

         Residential Loans. Our residential real estate portfolio consists primarily of first and second mortgage loans for 1-4 family residential properties. We do not maintain the majority of our residential real estate portfolio in long-term fixed rate loans due to interest rate risk considerations. However, we originate a substantial amount of these loans for sale into the secondary market. This is a significant business activity in our residential real estate lending unit. For our own portfolio, we originate "adjustable rate mortgage" ("ARM") loans typically structured with 30-year maturities and initial rates fixed for between one to three years with subsequent repricing also between one and three years beyond the initial term. We also originate a significant amount of fixed rate residential mortgage loans with balloon features of five years or less.

         Because of the stable, homogeneous nature of the residential real estate, the risk associated with this type of loan is considered lower than other types of loans. There are three primary areas of risk associated with residential real estate loans. First, the borrower's ability to repay the loan from current income sources. Because of the lengthy nature of these loans, with maturities up to 30 years, the borrower's ability to generate sufficient income over a long period of time is critical to ensure overall repayment ability. To mitigate this risk, the Bank obtains and analyzes complete information about each prospective borrower's employment situation, income level, and continued employment prospects from the borrower and/or his/her employer. Determining a reasonably accurate approximation of the collateral's value is vital. Again, because of the long nature of these types of loans, collateral that fully supports the loan amount is critical to ensuring a high quality loan. The Bank manages this risk by utilizing licensed, reputable real estate appraisers to aid in the collateral's valuation estimate. Third, an appropriate loan structure is also important for risk management purposes. Conventional banking standards maintain that there should be a reasonable cushion between the collateral value and the loan amount. Management mitigates this risk by requiring senior officers to approve loans above a certain dollar amount (as stated above) to ensure that this, and all other risks are appropriately identified, analyzed, and taken into consideration.

         We believe that we have a competitive advantage in our ability to offer financing for our clients who have non-traditional income sources or require large mortgage loans. By offering our own ARM loans and various fixed rate products, we can offer credit to individuals who are self-employed or have significant income from partnerships or investments. The secondary market often will not take the time or will be unable to make exceptions for otherwise creditworthy borrowers.

         Our residential mortgage products range from 30-year fixed rate products to personal construction lending. The home mortgage market is very competitive and we believe that our service is what separates us from our competition. Many mortgage lenders cannot work with borrowers who have non-traditional income sources or non-traditional properties. Our mortgage lending staff is trained to work with successful individuals who have complex personal financial profiles. Our experience has been that residential lending is an excellent vehicle to attract new clients.

         Our residential construction mortgage portfolio is a significant component of our residential real estate mortgage portfolio, consisting of single residential properties. As construction lending has greater inherent risk, we

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closely monitor the status of each construction loan throughout its term.
Typically, we require full investment of the borrower's equity in construction projects prior to injecting our funds. Generally, we do not allow borrowers to recoup their equity from the sale proceeds of finished units (if applicable) until we have recovered our funds on the overall project. We use a title company to disburse periodic draws from the construction line to help ensure that there will be no title problems at the end of the project.

         Consumer Loans. Our consumer loan portfolio consists of loans to acquire personal assets such as automobiles, boats and recreational vehicles. A key factor in originating consumer loans is knowing our borrowers. When consumer loans are unsecured, we believe that the character and integrity of the borrower become as important as the borrower's financial statement.

         Our customers request primarily fixed-rate term loan products. We respond quickly to the needs of our clients within the limits set by our loan policy. Consumer loans are subject to the same approval process as all other types of loans. Each client is underwritten to ensure that he or she has adequate collateral coverage and cash flow.

         Our home equity loan portfolio, a significant component of our consumer loan portfolio, consists of traditional home equity lines of credit prevalent in the market today and closed-end term loans. In general, we advance up to 80% on the value of a home, less the amount of prior liens. However, we may vary from that percentage depending on the value of the home, type of dwelling, and the personal financial situation of the borrower. Home equity loans are funded either through draws requested by our clients or by special home equity credit drafts that function as bank checks. Home equity loans are approved using the same standards as residential mortgage loans. Our borrower's personal cash flow is compared to debt service requirements to determine our borrower's ability to repay. Home equity lines of credit are competitively priced and are based on a floating rate formula. Closed-end home equity loans are usually fixed rate loans with a term of 5 years or less.

         Consumer loans carry less risk, on an individual loan basis, than other types of loans because the loan amounts tend to be smaller. However, in the aggregate, unidentified or unmanaged risks can become significant even with smaller individual loan amounts. These risks center around the borrowers and any collateral. While the Bank requires collateral on most consumer loans, the collateral tends to be mobile in nature (i.e. an automobile or motorcycle) and may not necessarily be located, if required. Further, unlike real estate, the collateral used for consumer loans depreciates over time (except for consumer loans secured by real estate). Consumers tend to finance vehicles and recreational vehicles for up to five years, and sometimes longer (the Bank's loan policy limits consumer loan terms to five years, but allows exceptions on a case-by-case basis). Thus, in a loan default situation, the collateral's value may not be sufficient to fully repay its corresponding loan because consumer collateral typically depreciates more rapidly than the loan balance decreases. Consequently, the credit history, employment history, and repayment ability of the borrower is critical to maintaining sound credit quality. The Bank manages this risk by establishing detailed underwriting criteria for loan officers to rely upon. Additionally, an active internal and external loan review process has been implemented to monitor compliance with underwriting standards. The Bank also maintains an active, proactive collection process for loans that are past due. Management believes that by communicating as early as possible with past due loan customers and learning about their current individual situations, more workout solutions are possible.

         Through the normal course of business, the Bank works with borrowers that may have unconventional circumstances, such as being self-employed, non-traditional income sources, or non-traditional properties. Management believes that customers in these types of circumstances present an opportunity for a profitable relationship. However, unique risks are also associated with these situations. Where unconventional or non-traditional situations are presented, management requires more detailed information from the customer. For example, where a tax return may not be normally necessary to process a typical loan request from a customer in more traditional circumstances, they are usually required of self-employed persons or persons with non-traditional sources of income. Similarly, for non-traditional properties, professional appraisers are utilized to provide detailed valuation and/or environmental information. In circumstances where a borrower's financial situation is complex, management typically utilizes a qualified certified public accountant or other expert to provide clear information on the borrower's income and repayment ability.

         Deposits. We offer a broad range of deposit products, including checking, business checking, savings and money market accounts, certificates of deposit and direct-deposit services. Transaction accounts and certificates of deposit are tailored to the primary market area at rates competitive with those offered in Otsego County. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. We solicit these accounts from individuals, businesses, associations, financial institutions and government entities.

         Investment Activities. We invest primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States, obligations of agencies of the United States, bank-qualified tax-exempt obligations of state and local political subdivisions and mortgage-backed securities. We also may invest from time to time in corporate debt or other securities as permitted by our investment policy. In addition, we may enter into federal funds transactions with our principal correspondent banks, and primarily act as a net purchaser of such funds. The sale of federal funds are effectively short-term loans from other banks to us.


         Our policy conforms to regulatory restrictions with regard to corporate debt or other securities. In general, bank ownership of corporate debt securities is limited to 10% of the bank's capital for any single issuer. Additionally, the Bank's policy sets a minimum bond rating of "A" for corporate securities.


         Our investment portfolio also includes equity investments in the Federal Home Loan Bank of Indianapolis. We invest in the Federal Home Loan Bank in order to be a member, which qualifies us to use their services including Federal Home Loan Bank borrowings


EFFECT OF GOVERNMENT MONETARY POLICIES

         The earnings of the Corporation are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies, and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy. Monetary policy is used to, among other things, attempt to curb inflation or combat a recession. The policies of the Federal Reserve Board have a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States Government securities, and through its regulation of, among other things, the discount rate on borrowings of member
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banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

REGULATION AND SUPERVISION

         The Corporation, as a bank holding company under the Bank Holding Company Act, is required to file an annual report with the Federal Reserve Board. It may be required to file additional information as the Federal Reserve Board may require, pursuant to the Bank Holding Company Act, and is subject to examination by the Federal Reserve Board.

         The Bank Holding Company Act limits the activities which may be engaged in by the Corporation (and its subsidiaries) to those of banking and the management of banking organizations, and to certain non-banking activities, including those activities which the Federal Reserve Board may find, by order or regulation, to be closely related to banking or managing or controlling banks. The Federal Reserve Board is empowered to differentiate between activities by a bank holding company, or a subsidiary thereof, and activities commenced by acquisition of a going concern.

         With respect to non-banking activities, the Federal Reserve Board has, by regulation, determined that certain non-banking activities are closely related to banking within the meaning of the Bank Holding Company Act. These activities include, among other things, operating a mortgage company, finance company, credit card company or factoring company, performing certain data processing operations, providing certain investment and financial advice, acting as an insurance agent for certain types of credit related insurance, leasing property on a full-payout, non-operating basis; and, subject to certain limitations, providing discount securities brokerage services for customers. The Corporation has no current plans to engage in non-banking activities.

         The Bank is subject to certain restrictions imposed by federal law on any extension of credit to the Corporation for investments in stock or other securities, and on the taking of such stock or securities as collateral for loans to any borrower. Federal law prevents the Corporation from borrowing from the Bank unless the loans are secured in designated amounts.

         With respect to the acquisition of banking organizations, the Corporation is required to obtain the prior approval of the Federal Reserve Board before it can acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank, if, after such acquisition, it will own or control more than 5% of the voting shares of such bank. Acquisitions across state lines are subject to certain state and Federal Reserve Board restrictions.

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         FDIC Insurance Assessments. The Bank is subject to FDIC deposit insurance assessments. On January 1, 1994, a risk-based deposit premium assessment system became effective under which each depository institution is placed in one of nine assessment categories based on certain capital and supervisory measures. The deposit insurance assessment schedule published by the FDIC for the assessment period commencing January 1, 1998, maintained the nine categories but provided for major reductions in the assessment rates for institutions insured by the Bank Insurance Fund of the FDIC ("BIF"). These reductions occurred because the balance in BIF had reached or surpassed the "designated reserve ratio" set by law for the balance in the fund to maintain with respect to BIF-insured deposits. The FDIC has continued these reduced assessment levels. As of December 31, 2000 and as of the date of this registration statement, the Bank was well-capitalized. Banks which are well-capitalized are permitted to pay lower FDIC insurance premiums.

         Community Reinvestment Act. Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation, consistent with safe and sound operation, to meet the credit needs of its entire community, including low- and moderate- income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services it believes to be best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance. Although CRA examinations occur on a regular basis, CRA performance evaluations have been used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Over the 23 years that the CRA has existed, and particularly in the last few years, institutions have faced increasingly difficult regulatory obstacles and public interest group objections in connection with their regulatory applications, including institutions that have received the highest possible CRA ratings. A bank holding company cannot elect to be a "financial holding company" with the expanded securities, insurance and other powers that designation entails unless all of the depository institutions owned by the holding company have a CRA rating of satisfactory or better. The Gramm-Leach-Bliley Act also provides that a financial institution with total assets of $250 million or less, such as the Bank, will be subject to CRA examinations no more frequently than every 5 years if its most recent CRA rating was "outstanding," or every 4 years if its rating was "satisfactory." Following a CRA examination as of November 6, 1997, the Bank received a rating of "outstanding."

         Prompt Corrective Action. To resolve the problems of undercapitalized institutions and to prevent a recurrence of the banking crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as "prompt corrective action." Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on its total risk-based capital ratio, its Tier 1 risk-based capital ratio, its leverage ratio and subjective factors. The categories are "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A financial institution's operations can be significantly affected by its capital classification. For example, an institution that is not "well-capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized institution must guarantee, in part, aspects of the institution's capital plan. Financial institution regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. The Federal Deposit Insurance Corporation Improvement Act of 1991 also authorizes the regulatory agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Undercapitalized institutions are required to take specified actions to increase their capital or otherwise decrease the risks to the federal deposit insurance funds. To be considered "well-capitalized," a financial institution must have a total risk-based capital ratio of at least 10%, a Tier 1 capital ratio of at least 6%, and a leverage ratio of at least 5%, and must not be subject to any written agreement from any regulatory agency requiring it to meet or maintain any specific capital levels. As of December 31, 2000 and as of the date of this registration statement, the Bank was well-capitalized. See Note 14 of "Notes to Consolidated Financial Statements" included in this registration statement.

         Gramm-Leach-Bliley Act. In 1999 the Gramm-Leach-Bliley Act ( "G-L-B Act") was enacted. The G-L-B Act is a major financial services modernization law that, among other things, facilitates broad new affiliations among securities firms, insurance firms and bank holding companies by repealing the 66-year old provisions of the Glass-Steagall Act. The major provisions of the G-L-B Act became effective March 11, 2000. The G-L-B Act permits the formation of financial holding companies ("FHCs"), which are bank holding companies with substantially expanded powers, under which affiliations among bank holding companies, securities firms and insurance firms may occur, subject to a blend of umbrella supervision and regulation of the newly formed consolidated entity by various regulators. The Bank Holding Company Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of a bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it already owns a majority of such bank's voting shares), (iii) merge or consolidate with any other bank holding company, or (iv) establish, or become, a FHC.

         FHCs may engage in any activity that is financial in nature or incidental to that financial activity, or complementary to a financial activity and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Activities that are financial in nature include acting as principal, agent or broker for insurance, underwriting, dealing in or making a market in securities, and providing financial and investment advice. The Federal Reserve Board and the Secretary of the Treasury have authority to decide that other activities are also financial in nature or incidental to financial activity, taking into account changes in technology, changes in the banking marketplace, competition for banking services and so on.

         A bank holding company cannot be a financial holding company unless it satisfies the following criteria:

         1. All of the depository institution subsidiaries must be well-capitalized and well managed,

         2. the holding company must file with the Federal Reserve a declaration that it elects to be a financial holding company to engage in activities that would not have been permissible before the Gramm-Leach-Bliley Act, and

         3. all of the depository institution subsidiaries must have a Community Reinvestment Act rating of "satisfactory" or better.

         The Corporation is engaged solely in activities that were permissible for a bank holding company before enactment of the Gramm-Leach-Bliley Act, and has not filed an election with the Federal Reserve to become a financial holding company. The Corporation has no immediate plans to use the expanded authority provided by the G-L-B Act to engage in activities other than those in which it is currently engaged.

EMPLOYEES

         As of December 31, 2000, the Bank employed 46 persons (full time equivalent).

COMPETITION

         All phases of the business of the Bank is highly competitive. The Bank competes with numerous financial institutions, including other commercial banks, savings banks and credit unions in Otsego County, Michigan. The Bank, along with other commercial banks, compete with respect to their lending activities, and compete in attracting deposits with savings banks, savings and loan associations, insurance companies, small loan companies, credit unions and with the issuers of commercial paper and other securities, such as various mutual funds. Many of these institutions are substantially larger and have greater financial resources than the Bank.

         The competitive factors among financial institutions can be classified into two categories; competitive rates and competitive services. Interest rates are widely advertised and thus competitive, especially in the area of time deposits. From a service standpoint, financial institutions compete against each other in types and quality of services.

The Bank is generally competitive with other financial institutions in its area with respect to interest rates paid on time and savings deposits, fees charged on deposit accounts, and interest rates charged on loans. With respect to services, the Bank offers a customer service oriented atmosphere which management believes is better suited to its customers' needs than that which is offered by other institutions in the local market.

         The Bank is a customer-driven organization. We emphasize personalized customer relationships, complemented by the convenience of technology. We target all segments of the market because we believe each presents unique opportunities for growth and profitability. We also emphasize superior customer service highlighted by our ability to make decisions locally. We believe that significant opportunities are available by providing traditional banking services. By avoiding multiple lines of non-traditional products we have developed substantial expertise. Unlike many larger banks, we do not have a lengthy chain of command. Our customers generally deal directly with front-line personnel, whose decision-making authority allows them to respond quickly and efficiently. Additionally, all employees and customers have ready access to senior management for issues beyond the authority of front line personnel. This stream-lined process enables us to quickly respond to most any situation. For these reasons, we believe we have developed a reputation in our marketplace for responding to customer needs well beyond our competitors' capabilities.

LEGAL LENDING LIMIT

         Pursuant to federal banking regulations, the Bank is limited in the amount that it may lend to a single borrower. As of December 31, 2000 the legal lending limit was approximately $1,242,000.

REPORTS TO SECURITY HOLDERS

         The Corporation will be required to furnish an annual report to all security holders. The Corporation has not previously been required to file reports with the SEC, but will be required to furnish reports upon the effectiveness of this filing. You may read and copy any materials the Corporation files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also request information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         You should read the following discussion in conjunction with our consolidated financial statements and notes thereto, each appearing elsewhere in this form. In addition to historical information, the following "Management's Discussion and Analysis or Plan of Operation" contains "forward-looking statements" that involve risks and uncertainties. All statements regarding our expected financial position, business and strategies are forward-looking statements and we intend for them to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends," and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially form our expectations, include, without limitation, the failure of a significant number of borrowers to repay their loans, general changes in economic conditions and interest rates, as well as restrictions imposed on us by regulations or regulators of the banking industry.

OVERVIEW

         North Bancorp, Inc. is a bank holding company formed in 1991, which owns all of the common stock of the Bank, a commercial bank that commenced business in 1975. First of Gaylord Financial Services, Inc., a wholly-owned subsidiary of the Bank, commenced business in 1997. It provides limited insurance services to the Bank's customers and the general public. We are the only bank headquartered in Otsego County, Michigan, our primary service area. Our staff has a strong commitment to community banking and we provide a full range of traditional commercial and consumer banking services for small-to medium-sized businesses as well as individuals. Currently, we have two offices strategically located in the City of Gaylord and operate six automated teller machines at various locations in Otsego County.


         North Bancorp, Inc. has enjoyed a growth in deposits of 24% during the first six months of 2001 which came primarily in out-of-market certificates of deposit, and 34% during the year ended December 31, 2000. This is largely the result of its commitment to provide a high degree of personal service to its clientele, and its ability to attract talented and qualified staff to allow the Corporation to carry out its mission. Management believes the Corporation has also benefited recently from the consolidation activities of many of its local competitors which we believe has resulted in lower levels of customer service and response times. As a result, in 2000 in particular, the Corporation has been able to grow its deposit base and loan portfolio significantly. From the year ended December 31, 1999 to the year ended December 31, 2000, assets, loans and deposits grew by 46%, 55% and 34% respectively. Management expects that the Corporation will continue to grow in 2001, but at a slower pace than the prior years.

         During the year ended December 31, 2000, the net interest margin was negatively impacted by the growth of the Corporation, as loans grew faster than deposits. As a result, the Corporation funded a portion of the increase in loans with borrowings from the Federal Home Loan Bank, which typically are at rates greater than deposits, but lower than many other alternative funding sources. For the year ended December 31, 2000 net income increased to $1,115,000, which was an increase of 37% over the previous year.

SUMMARY OF SELECTED FINANCIAL INFORMATION

         The following table summarizes certain consolidated financial information of North Bancorp, Inc. The selected balance sheet and statement of income data, insofar as they relate to the years in the five-year period ended December 31, 2000, are derived from the Corporation's consolidated financial statements, which have been audited by Plante & Moran, LLP. The information presented for the six months ended June 30, 2001 and 2000 was not audited by Plante & Moran, LLP. The following information should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this registration statement.


                                 At of for the
                           Six Months Ended June 30,           At or for the Year Ended December 31,
                           -------------------------    ---------------------------------------------------
                              2001          2000        2000       1999       1998        1997         1996
                              ----          ----        ----       ----       ----        ----         ----
                                             (dollars in thousands, except per share data)
OPERATIONS:
Interest income               $6,327      $4,221     $ 9,712   $  5,871    $ 5,021     $ 4,738      $ 4,310
Interest expense               3,468       2,102       5,057      2,407      2,048       1,916        1,745
Net interest income            2,859       2,119       4,655      3,464      2,973       2,822        2,565
Provision for loan
losses                           355         205         523        300        430          84           84
Net interest income
after provision for
loan losses                    2,504       1,914       4,132      3,183      2,543       2,738        2,481
Non-interest income              627         446         896        808        649         650          505
Non-interest expense           2,126       1,601       3,379      2,801      2,745       2,746        2,506
Provision for income
taxes                            325         272         534        357        124         224          170
Net income                  $    680    $    487   $   1,115   $    814   $    323     $   418     $    310

FINANCIAL
CONDITION:
Assets                      $157,940    $113,790   $ 133,280   $ 91,226   $ 65,617     $60,632     $ 55,520
Loans                        134,311      93,153     111,036     71,835     45,085      47,898       42,566
Deposits                     106,255      76,953      85,652     64,139     60,529      54,225       48,668
Notes payable                 40,285      30,875      40,252     21,555        491       1,839        2,618
Stockholders' equity        $ 10,138       4,865   $   5,987   $  4,456   $  3,893     $ 3,608     $  3,431

PER SHARE DATA(1):
Basic and diluted
earnings per share          $   1.78    $   1.57   $    3.57   $   2.63   $   1.04     $  1.35     $   1.00
Book value at period
end                         $  19.30    $  15.71   $   18.20   $  14.38   $  12.55     $ 11.63     $  10.54
Dividends per share         $   0.10    $   0.23   $    0.33   $   0.30   $   0.20     $  0.04     $   0.04
Weighted average
diluted shares
outstanding                  382,503     309,670     312,157    309,670    310,577     309,630      310,000
Actual shares
outstanding at period
end                          525,295     309,670     329,007    309,772    310,235     310,270      325,465

OTHER DATA:
Net interest margin             4.17%       4.47%       4.39%      5.02%      5.26%       5.28%        5.26%
Net interest rate
spread                          3.53%       4.47%       3.72%      4.40%      4.62%       4.60%        4.65%
Allowance for loan
losses to total loans           0.75%       0.73%       0.76%      0.81%      0.95%       0.98%        1.03%
Nonperforming loans
to total loans                  0.22%       0.04%       0.13%      0.11%      0.38%       0.24%        0.36%
Efficiency ratio                0.61        0.62%       0.60       0.65       0.75        0.79         0.82
Return on average
assets                          0.90%       0.90%       0.98%      1.05%      0.51%       0.72%        0.58%
Return on average
equity                         16.80%      20.70%      21.35%     19.50%      8.61%      11.88%        9.42%
Dividend payout ratio          12.70%      10.20%       9.00%     11.00%     19.00%       3.00%        4.00%
Average stockholders'
equity to average
total assets                    5.50%       4.50%       4.68%      5.56%      6.02%       6.08%        6.17%


-----------
(1) Adjusted for the 5-for-4 stock split declared March 24, 2000 and the 2-for-1 stock split declared June 23, 2000.

FINANCIAL CONDITION

         Assets. Total assets of the Corporation increased by 18% or $24.6 million to $157.9 million at June 30, 2001 over December 31, 2000 and 46% or $42.1 million, to $133.3 million at December 31, 2000, from $91.2 million at December 31, 1999. The increase came primarily in net loans which increased 21%, or $23.1 million to $133.3 million at June 30, 2001 over December 31, 2000 and 55%, or $38.9 million to $110.2 million at December 31, 2000 from $71.3 million at December 31, 1999. These increases were funded by an increase in deposits of 24%, or $20.6 million to $106.3 million at June 30, 2001 over December 31, 2000 and 34%, or $21.6 million to $85.7 million at December 31, 2000 from $64.1 million at December 31, 1999, as well as an increase in notes payable during 2000. The increase in assets during the first six months of 2001 was also due to the net proceeds on the sale of stock of $3.6 million. The increase in notes payable of $18.7 million to $40.3 million at December 31, 2000 was largely the result of increased borrowings with the Federal Home Loan Bank of Indianapolis.

         Investment Securities. The following table shows the amortized cost and fair value of the Corporation's security portfolio as of the dates indicated. The security portfolio is broken down into two categories: available-for-sale and held-to-maturity. Available-for-sale indicates that the security may be sold as part of the Corporation's asset/liability management strategy in response to changes in interest rates, liquidity needs or significant prepayment risk. Held-to-maturity indicates that the Corporation has the ability and intent to hold the security until maturity. On the balance sheet, held-to-maturity securities are stated at cost, adjusted for amortization of premium and discount. Securities available for sale are shown on the balance sheet at estimated fair value. Equity securities consist of restricted Federal Reserve Bank and Federal Home Loan Bank Stock and are stated at cost.




                          June 30,                                        December 31,
                    ---------------------     -------------------------------------------------------------------
                            2001                          2000                                   1999
                    ---------------------     --------------------------           ------------------------------
                    Amortized       Fair       Amortized          Fair              Amortized              Fair
                      Cost         Value         Cost             Value               Cost                 Value
                      ----         -----         ----             -----               ----                 -----
                                                                 (in thousands)
Available-for-sale
securities:
U. S. treasury
notes                $  5,561    $ 5,667       $ 4,202           $ 4,239            $ 2,949              $ 2,930
Obligations of
other U.S.
Government
agencies                2,310      2,331         4,297             4,361              4,132                3,998
Obligations of
states and
political
subdivisions            1,041      1,056         1,042             1,037              1,460                1,425
Corporates              1,132      1,140            --                --                 --                   --
Mortgage-backed
securities              1,887      1,885           799               788                958                  960
                     --------    -------       -------           -------            -------              -------
   Total available-
for-sale securities    11,931     12,079        10,340            10,425              9,499                9,313
                     ========    =======       =======           =======            =======              =======

Held-to-maturity
securities:
Obligations of
other U.S.
Government
agencies                   --         --           906               933                907                 870
Obligations of
states and
political
subdivisions              744        756         2,046             2,054              1,098                1,082
Corporates                 --         --            --                --                392                  392
                     --------    -------       -------           -------            -------              -------
  Total held-to-
maturity securities       744        756         2,952             2,987              2,397                2,344
Equities                2,194      2,194         2,024             2,024              1,149                1,149
                     --------    -------       -------           -------            -------              -------
  Total securities   $ 14,869    $15,029       $15,316           $15,436            $13,045              $12,806
                     ========    =======       =======           =======            =======              =======


Maturities of investment securities (based upon the security's par value) and the weighted average yield for each range of maturities as of June 30, 2001 and December 31, 2000 are shown in the tables below. Yields are computed without respect to tax equivalency.


                                                                  June 30, 2001
                         ----------------------------------------------------------------------------------------------
                                             From One to    From Five to    After Ten
                         One Year or Less    Five Years      Ten years       Years          Equity            Total
                         ----------------------------------------------------------------------------------------------
                           Dollar  Yield   Dollar  Yield    Dollar  Yield  Dollar  Yield  Dollar Yield   Dollar   Yield
                         ----------------------------------------------------------------------------------------------
                                                                 (in thousands)
U.S. Treasury Securities    $3,100   6.08%  $2,443   5.71%     --     --      --    --       --     --   $5 ,543   5.92%
Obligations of other
U.S. Government agencies       500   5.06     1800   5.82      --     --      --    --       --     --     2,300   5.65
Obligations of states
and political subdivisions     670   5.66      852   5.52      --     --      --    --       --     --     1,772   5.34
Corporates                     200   5.01      900   5.20    $250   3.89%     --    --       --     --     1,100   5.17
Mortgage-backed
securities                      --     --     1186   5.74      --     --    $667  5.00%      --     --     1,853   5.47
Equity securities and
others                          --     --       --     --      --     --      --    --   $2,194   4.02%    2,194   4.01
                            ------          ------           ----           ----         ------          -------
  Total                     $4,470  5.86%   $7,181   5.86%   $250   3.89%   $667  5.00%  $2,194   4.02%  $14,762   5.59%
                            ======          ======           ====           ====         ======          =======



                                                               December 31, 2000
                         ----------------------------------------------------------------------------------------------
                                             From One to    From Five to    After Ten
                         One Year or Less    Five Years      Ten years       Years          Equity            Total
                         ----------------------------------------------------------------------------------------------
                           Dollar  Yield   Dollar  Yield  Dollar  Yield  Dollar  Yield  Dollar Yield    Dollar   Yield
                         ----------------------------------------------------------------------------------------------
                                                                 (in thousands)
U.S. Treasury Securities   $ 1,800 6.08%  $ 2,402  6.04%     --      --     --      --      --      --  $ 4,202    6.06%
Obligations of other
U.S. Government agencies     1,273 5.22     3,174  5.70  $  756    5.43%    --      --      --      --    5,203    5.54
Obligations of states and
political subdivisions       1,300 7.68     1,511  6.16     255    7.00     --      --      --      --    3,066    6.87
Mortgage-backed
securities                      --   --        --    --     494    5.81   $300    6.46%     --      --      794    6.06
Equity securities and
others                          --   --        --    --      --      --     --      --  $2,024    8.33%   2,024    8.33
                           -------        -------        ------           ----          ------          -------
  Total                    $ 4,373 6.31%  $ 7,087  5.91% $1,505    5.82%  $300    6.46% $2,024    8.33% $15,289    6.35%
                           =======        =======        ======           =====         ======          =======


         Loans. The Corporation's loan portfolio grew by $23.2 million, or 21% to $134.3 million at June 30, 2001 over December 31, 2000 and by $39.2 million, or 55% to $111.0 million at December 31, 2000 from $71.8 million at December 31, 1999. Increases in the portfolio came in all areas with residential mortgages showing the largest dollar increases of 28%, or $12.9 million to $59.1 million at June 30, 2001 and 57%, or $16.8 million to $46.2 million at December 31, 2000. Commercial loans grew by 29%, or $9.1 million during the six months ended June 30, 2001 and by $10.5 million during 2000. As of December 31, 2000 the Corporation had no foreign loans.

         Many factors have contributed to the increases in the loan portfolios. The Corporation has put forth a concerted effort to provide quality and timely service to its customers. At the same time, management believes that banking consolidation in its market area has had the effect of increasing loan approval and processing times while decreasing customer service by many of its local competitors. As a result, the Corporation has been able to capitalize on its strengths and increase its loan portfolio. The Corporation also hired Mr. Steven Riozzi in 1999 as the Corporation's Senior Loan Officer and Senior Vice President. Mr. Riozzi has 11 years of lending experience and has brought many of his previous customer relationships to the Corporation. As a result, commercial loans increased by 29%, or $9.1 million to $39.9 million at June 30, 2001 and 52%, or $10.5 million to $30.8 million at December 31, 2000 from $20.3 million at December 31, 1999. The majority of the Corporation's commercial loans are for owner occupied and investor real estate. The portfolio also contains other types of collateral such as equipment, inventory and other business assets. Management anticipates continued strong loan demand in the year ahead as many of its banking competitors continue to struggle with consolidation issues. At the same time the Bank has been building a strong customer service reputation which has and should continue to bring additional business to the Bank.

         Residential mortgages increased by 28%, or $12.9 million to $59.1 million at June 30, 2001 and $16.8 million, or 57% to $46.2 million at December 31, 2000 from $29.4 million at December 31, 1999. Again this increase can be attributed to the Corporation's ability to approve and process many different loan products in a more timely manner than many of its competitors. The Corporation is also able to originate many non-traditional mortgage products such as short-term and balloon mortgages as well as construction mortgages, which its traditional competitors generally do not, thus increasing opportunities to grow its mortgage portfolio. A healthy market for both residential and vacation properties in the area was also a contributing factor to the Corporation's growth. Residential loans consist primarily of first and second mortgages for 1-4 family residential properties of which the largest category are adjustable rate mortgage loans typically structured with 30 year maturities and initial rates fixed for one or three years. The Corporation also originates fixed rate loans for sale into the secondary market.

         Residential construction mortgages increased to $7.3 million at June 30, 2001 and $5.2 million at December 31, 2000 from $2.4 million at December 31, 1999. This was due to an increase in residential construction in the Bank's market area as well as the ability and willingness of the Bank to provide a loan product designed to meet the financial needs of its customers.

         Consumer loans grew by 4% or $1.4 million to $35.4 million at June 30, 2001 and $11.9 million, or 54% to $34.0 million at December 31, 2000 from $22.1 million at December 31, 1999. The increase came primarily in direct consumer loans originated by the Bank. These loans are for a variety of consumer purposes including personal loans, automobile loans, recreational vehicles and home equity loans. Home equity loans are generally second mortgages up to 80% of the home value after subtracting prior liens. The Corporation also to a lesser extent provides indirect lending at several local automobile and recreational vehicle dealers. Again, the Corporation attributes the increase in consumer loans to a healthy local economy and what management perceives is the ability of the Corporation to provide loans in a more timely fashion than many of its local competitors.

         The following table shows the details of the Corporation's loan portfolio as of the dates indicated.


                                                             June 30,            December 31,
                                                               2001           2000          1999
                                                               ----           ----          ----
                                                                        (in thousands)
Commercial loans                                             $ 39,857       $ 30,849      $ 20,306
Residential mortgages                                          51,690         40,990        27,090
Residential construction mortgages                              7,383          5,244         2,356
Consumer loans                                                 35,381         33,953        22,083
                                                             --------       --------      --------
  Total Loans                                                 134,311        111,036        71,835
Allowance for Loan Losses                                       1,005            843           580
                                                             --------       --------      --------
  Total loans                                                $133,306       $110,193      $ 71,255



         The following tables classify the loan portfolio, by category at June 30, 2001 and December 31, 2000 by date at which the loans mature or reprice.




                                                                     June 30, 2001
                                     -----------------------------------------------------------------------------
                                                    After One                                 More Than One Year
                                     One Year or   Year to Five   After Five                 ---------------------
                                        Less          Years          Years       Total        Fixed      Variable
                                        ----          -----          -----       -----       --------    ---------
                                                                   (in thousands)
Commercial loans                       $11,660       $21,294       $6,903     $ 39,857       $ 30,876      $ 8,891
Residential mortgages                    1,924        31,174       18,592       51,690         32,953       18,737
Residential construction
mortgages                                7,383            --           --        7,383          7,383           --
Consumer loans                           3,296        24,467        7,618       35,381         35,381           --
                                       -------       -------      -------     --------       --------      -------
  Total Loans                          $24,263       $76,395      $33,113     $134,311       $106,593      $27,718
                                       =======       =======      =======     ========       ========      =======



                                                                   December 31, 2000
                                     -----------------------------------------------------------------------------
                                                    After One                                  More Than One Year
                                     One Year or   Year to Five   After Five                   ------------------
                                        Less          Years          Years       Total         Fixed     Variable
                                        ----          -----          -----       -----         ------    --------
                                                                   (in thousands)
Commercial loans                      $  9,526      $ 17,900     $  3,423    $  30,849       $ 21,323           --
Residential mortgages                    8,794        24,076        8,120       40,990         20,041      $12,155
Residential construction
mortgages                                5,244            --           --        5,244             --           --
Consumer loans                           7,256        24,388        2,309       33,953         26,697           --
                                      --------      --------     --------     --------       --------     --------
  Total Loans                         $ 30,820      $ 66,364     $ 13,852     $111,036       $ 68,061     $ 12,155
                                      ========      ========     ========     ========       ========     ========

         The Corporation places loans in non-accrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. As of June 30, 2001 and December 31, 2000 and 1999, there were $111,000, $90,000 and $31,000 of loans respectively in non-accrual status. In each period, management also evaluates the problems and potential losses in the loan portfolio. Consideration is also given to off balance sheet items that may involve credit risk such as commitments to extend credit and financial guarantees. The results of this evaluation are reflected in the allowance for loan losses and the periodic provision for loan losses.


         The following table shows the detail of non-performing loans as of the dates indicated. The Corporation had no troubled debt restructurings as of the dates indicated.

                                                                   June 30,        December 31,
                                                                     2001       2000          1999
                                                                     ----       ----          ----
                                                                            (in thousands)
Non-accrual loans                                                    $111        $ 90         $ 31
Loans past due 90 or more days                                        181          55           50
                                                                     ----        ----         ----
Total non-performing loans                                            292         145           81
Other real estate owned                                                66          15           53
  Total non-performing assets                                        $358        $160         $134
                                                                     ====        ====         ====

Total non-performing loans to total loans                            0.22%       0.13%        0.11%
Total non-performing assets to total assets                          0.23%       0.12%        0.15%


         At June 30, 2001 and December 31, 2000 there were no significant loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms. Furthermore management is not aware of any potential problem loans which management believes could have a material effects on the Corporation's operating results, liquidity, or capital resources.

         Allowance for Loan losses. The following table shows the allocation of the allowance for loan losses by specific category as of the dates indicated. Management considers various qualitative and quantitative factors in its determination of the level of the allowance for loan losses.

                                   June 30,                            December 31,
                                    2001                    2000                          1999
                                    ----                    ----                          ----
                                             %                     %                              %
                           Allocated     of Total   Allocated   of Total         Allocated     of Total
                             Amount      Allowance   Amount     Allowance          Amount      Allowance
                                                        (dollars in thousands)
Commercial loans            $   211        20.97%    $   181       21.47%           $ 131         22.59%
Residential mortgages            30         2.98          24        2.85               15          2.59
Consumer loans                  464        46.12         449       53.26              296         51.03
Unallocated                     301        29.92         189       22.42              138         23.79
                            -------       ------     -------      ------            -----        ------
  Total                     $ 1,006       100.00%    $   843      100.00%           $ 580        100.00%
                            =======       ======     =======      ======            =====        ======

         Loan quality is continually monitored and reviewed by management on a monthly basis. The amount of additions to the allowance for loan losses which are charged to earnings through the provision for loan losses is determined based on a variety of factors, including assessment of the credit risk of the portfolio, delinquent loans, evaluation of current economic conditions in the market area, actual charge-offs during the year and historical loss experience. The unallocated portion of the reserve involves the exercise of judgment by management and reflects various considerations, including management's view that the reserve should have a margin that recognizes the imprecision inherent in the process of estimating credit losses.

         We maintain an allowance for loan losses believed to be sufficient to absorb credit losses inherent in our loan portfolio. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is supported by all available and relevant information. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships as well as probable losses believed to be inherent in our loan portfolio and credit undertakings that are not specifically identified. We also take into consideration our high percentage of residential mortgage loans which generally have a lower risk of loss compared to other types of loans. We believe that the allowance for loan losses is adequate to provide for estimated probable credit losses inherent in our loan portfolio.

         The allowance for loan losses as a percentage of total loans was 0.75% at June 30, 2001, 0.76% at December 31, 2000 and 0.81% as of December 31, 1999.
Net charge-offs for the six months ended June 30, 2001 and for the years 2000 and 1999 were $192,000, $260,000 and $147,000, respectively. Net charge-offs to average total loans were 0.14% as of June 30, 2001 and 0.28% as of December 31, 2000 and 0.26% as of December 31, 1999. The increase in net charge-offs during the first six months of 2001 and the year of 2000 is due primarily to the growth in the loan portfolio. In management's judgment, an adequate allowance for loan losses has been established.

         Deposits. Total deposits increased by 24%, or $20.6 million to $106.3 million at June 30, 2001 over December 31, 2000 and 34%, or $21.6 million, to $85.7 million at December 31, 2000, from $64.1 million at December 31, 1999. The majority of the increases came in time deposits of less than $100,000. During 2001 and 2000 the Corporation aggressively pursued an increase in its core deposit base in order to fund the strong loan demand. In addition to customer calls, the Corporation attracted out-of market certificates through a national market system and it provided attractive rates of interest to attract local certificates of deposit. The Corporation monitors rates paid on deposits by its competitors and sets its rates to be within the range of interest rates paid locally. The Bank intends to continue to provide similar rates in the future to continue to attract and maintain deposits. These efforts focused on larger depositors that could also bring other types of lower costing deposits, such as demand deposits, to the Bank. The Corporation anticipates that it will continue these efforts and it will develop alternative funding sources as available. The following table shows the details of the Corporation's deposit portfolio as of the dates indicated.

                                                                  June 30,       December 31,
                                                                   2001        2000        1999
                                                                   ----        ----        ----
                                                                         (in thousands)
Non-interest bearing demand deposits                             $ 14,614   $  14,328   $  11,132
NOW accounts                                                        8,567       5,716       4,955
Savings                                                            16,222      15,017      17,304
Time over $100,000                                                 10,560      11,098       7,925
Time under $100,000                                                56,291      39,493      22,823
                                                                 --------   ---------   ---------
Total deposits                                                   $106,254   $  85,652   $  64,139
                                                                 ========   =========   =========

         Notes Payable. Notes payable include lines of credit available to the Corporation from a bank, a line of credit from the Federal Home Loan Bank and various Federal Home Loan Bank advances. The following table shows the balance, term and interest rates of the various borrowings as of the dates indicated.

                                                      Outstanding as of June 30,
                                                                 2001
                                               ----------------------------------------
                                   Year                 (dollars in thousands)
        Type                     Matures        Dollar                           Yield
        ----                     -------       --------                         -------
Bank line of credit                2001         $ 3,250                          6.25%

FHLB line of credit                2001             713                          4.30

FHLB advances                      2001           6,711                          6.07
                                   2002          14,214                          6.31
                                   2003           6,548                          6.23
                                   2004           5,349                          5.93
                                   2005           2,000                          6.24
                                   2006           1,500                          5.51
                                                -------
Total notes payable                             $40,285                          6.13%
                                                =======

                                                      Outstanding as of December 31,
                                                       2000                   1999
                                                       ----                   ----
                                   Year                  (dollars in thousands)
             Type                Matures        Dollar       Yield      Dollar       Yield
             ----                -------        ------       -----      ------       -----
Bank line of credit                2000               --        --     $ 1,300       8.25%
                                   2001           $3,050      9.00%         --         --

Bank loan                          2000               --         --         56       7.75

FHLB line of credit                2000               --         --      3,600       5.13
                                   2001            3,399       6.30         --         --

FHLB advances                      2000               --         --      3,450       5.92
                                   2001           12,761       6.75      2,461       6.13
                                   2002           10,963       6.64      5,121       6.52
                                   2003            5,557       6.42      2,148       6.32
                                   2004            3,022       6.59      3,419       6.58
                                   2005            1,500       6.49         --         --
                                                --------              --------
Total notes payable                             $ 40,252       6.79%  $ 21,555       6.24%
                                                ========              ========


         The amounts shown as of June 30, 2001 in the table above represent the maximum borrowings for those respective borrowings as of any month end during those years, with the exception of the FHLB line of credit. The highest outstanding balance for the FHLB line of credit was $4,340,000, in January, 2001. The weighted average total borrowings for the six months ended June 30, 2001 was $39,118,000 and the average rate paid during the period was 6.54%.


         The amounts shown as of December 31, 2000 and 1999 in the table above represent the maximum borrowings for those respective borrowings as of any month end during those years, with the exception of the Bank Loan and FHLB line of credit. The highest outstanding balances for the Bank Loan were $56,000 and $128,000 in January 2000 and January 1999 respectively. The highest outstanding balances for the FHLB line of credit were $5,152,000 and $5,126,000 in April 2000 and August 1999 respectively. The weighted average total borrowings for the years ended December 31, 2000 and 1999 were $29,040,000 and $7,707,000 respectively, and the average rates paid during those periods were 6.67% and 5.21% respectively. See Note 8 to the financial statements included elsewhere in this registration statement.

         Capital. To be considered a "well-capitalized" bank by the FDIC, the institution must have a total risk-based capital ratio of at least 10%, a Tier 1 capital ratio of at least 6%, and a leverage ratio of at least 5%, and must not be subject to any written agreement from any regulatory agency requiring it to meet or maintain any specific capital levels. As of June 30, 2001, December 31, 2000 and as of the date of this registration statement, the Bank was well-capitalized. Banks which are well-capitalized are permitted to pay lower FDIC insurance premiums. See Note 14 of Notes to Consolidated Financial Statements" included elsewhere in this report.

CONSOLIDATED RESULTS OF OPERATIONS

         Net income for the six months ended June 30, 2001 increased by 40% or $192,000 to $680,000 as compared to the same period in 2000 and by 37%, or $301,000, to $1,115,000 for the year ended December 31, 2000 from $814,000 for the year ended December 31, 1999. The components of this increase were as follows:

         Net Interest Income. For the six months ended June 30, 2001, net interest income increased by 35% or $740,000 over the same period in 2000. For the year ended December 31, 2000, net interest income increased by 34%, or $1,172,000 to $4,655,000 for the year ended December 31, 2000 from $3,483,000.
These increases were primarily attributable to the increase in the volume of average loans during those periods. Loans increased in all categories as the Corporation was able to capitalize upon favorable market conditions, a healthy local economy and weakening customer service by its competitors which management perceives is the result of consolidation and centralized non-local decision making. This was offset by increases in the volume of both deposits and notes payable as well as the rates paid on those liabilities, which increased more than the rates on interest earning assets. As a result, the Corporation's net interest margin narrowed from 5.02% to 4.39% at December 31, 2000 and to 4.17% at June 30, 2001. Management expects that net interest income will continue to increase as the Corporation grows, but that funding considerations will continue to provide downward pressure on the net interest margin.

         The following table presents the Corporation's consolidated average balances of earning assets, interest bearing liabilities and the amount of interest income or interest expense attributable to each category, the average yield or rate for each category and the net interest margin for the periods indicated. Average loans are presented net of unearned income and gross of the allowance for loan losses. Interest on loans includes loan fees. Interest income is presented on a non-tax equivalent basis.


                                                                         June 30,
                                            ------------------------------------------------------------------
                                                        2001                              2000
                                            ------------------------------  ----------------------------------
                                             Average                          Average
                                             Balance     Interest     Rate    Balance     Interest        Rate
                                            ---------    --------     ----    -------     --------        ----
                                                                      (in thousands)
Federal funds sold                           $    400     $    10     5.00%   $   101      $    4         7.92%
Investment securities - taxable                13,182         434     6.58     11,625         367         6.31
Investment securities - tax-exempt              2,096          52     4.96      1,315          29         4.41
Loans, net of unearned income                 121,475       5,831     9.60     81,750       3,821         9.35
                                             --------     -------             -------      ------
Total earning assets                          137,153       6,327     9.23     94,791       4,221         8.91
                                             ========     -------             =======      ------
Interest bearing deposits                      82,705       2,189     5.29     69,863       1,315         3.76
Funds borrowed                                 39,118       1,279     6.54     24,977         787         6.30
                                             --------     -------             -------     -------
Total interest bearing liabilities           $121,823       3,468     5.69    $94,840       2,102         4.43
                                             ========     -------             =======     -------
Net interest income                                       $ 2,859                         $ 2,119
                                                          =======                         =======
Net interest spread                                                   3.54                                4.48
Net interest margin                                                   4.17%                               4.48%


                                                       Year Ended December 31,
                                           2000                       1999                      1998
                                   --------------------------   -----------------------  ----------------------
                                   Average                      Average                  Average
                                   Balance   Interest  Rate     Balance  Interest  Rate  Balance Interest  Rate
                                   -------   --------  ----     -------  --------  ----  ------- --------  ----
                                                                 (in thousands)
Federal funds sold                $     89   $     7   7.94%    $   644  $    31  4.88%  $ 1,501  $   78   5.22%
Investment securities - taxable     11,826       740   6.26      11,418      683  5.98     6,424     412   6.41
Investment securities -
tax-exempt                           1,589        75   4.73       1,165       47  4.06     1,259      80   6.35
Loans, net of unearned income       92,438     8,889   9.62      56,137    5,109  9.10    47,315   4,451   9.41
                                  --------   -------            -------  -------         -------  ------
Total earning assets               105,942     9,711   9.17      69,364    5,870  8.46    56,499   5,021   8.89
                                  ========   -------            =======  -------         =======  ------
Interest bearing deposits           63,819     3,121   4.89      51,204    2,005  3.92    46,225   1,932   4.18
Funds borrowed                      29,040     1,936   6.67       7,707      402  5.21     1,708     116   6.77
                                  --------   -------            -------  -------         -------  ------
Total interest bearing            $ 92,859     5,057   5.45     $58,911    2,407  4.09   $47,933   2,048   4.27
liabilities                       ========   -------            =======  -------         =======  ------
Net interest income                          $ 4,654                     $ 3,463                  $2,973
                                             =======                     =======                  ======
Net interest spread                                    3.72                       4.38                     4.62
Net interest margin                                    4.39%                      4.99%                    5.26%

         The following table shows the dollar amount of changes in net interest income for each major category of interest earning asset and interest bearing liability, and the amount of change attributable to changes in average balances (volume) or average rates for the periods shown.

                                                     June 30, 2001 compared to
                                                           June 30, 2000
                                                -----------------------------------
                                                Change   Change     Change
                                                Due to   Due to     Due to    Total
                                                         Volume       Mix
                                                        --------      ---
                                                         (in thousands)
             Federal funds sold                   ($1)      $12       ($5)     $ 6
             Investment securities - taxable       16        49         2       67
             Investment securities -
             tax-exempt                             4        17         2       23
             Loans, net of unearned income        103     1,857        50    2,010
                                                -----    ------      ----    -----
             Total interest income                122     1,935        49    2,106
                                                -----    ------      ----    -----
             Interest bearing deposits            534       242        98      874
             Funds borrowed                        30       446        16      492
                                                -----    ------      ----    -----
             Total interest expense               564       688       114    1,366
                                                -----    ------      ----    -----
             Net interest income                ($442)   $1,247      ($65)   $ 740
                                                =====    ======      ====    =====

                                         2000 Compared to 1999                  1999 Compared to 1998
                                   ---------------------------------     -----------------------------------
                                   Change   Change    Change             Change      Change    Change
                                   Due to   Due to    Due to   Total     Due to      Due to    Due to  Total
                                            Volume     Mix                Rate       Volume     Mix   Change
                                           --------    ---               ------      ------     ---   ------
                                                                 (in thousands)
Federal funds sold                 $  20      ($27)   ($17)     ($24)      ($5)       ($45)   $   3     ($47)
Investment securities - taxable       32        24      10        57       (20)        320      (21)     271
Investment securities - tax-exempt     8        17       3        28       (29)         (6)       2      (33)
Loans, net of unearned income        292     3,303     185     3,780      (147)        830      (25)     658
                                   -----    ------   -----    ------     -----       -----    -----    -----
Total interest income                352     3,317     172     3,841      (209)      1,099      (41)     849
                                   -----    ------   -----    ------     -----       -----    -----    -----
Interest bearing deposits            497       495     124     1,116      (120)        208      (15)      73
Funds borrowed                       113     1,111     310     1,534       (27)        406      (93)     286
                                   -----    ------   -----    ------     -----       -----    -----    -----
Total interest expense               610     1,606     434     2,650      (147)        614     (108)     359
                                   -----    ------   -----    ------     -----       -----    -----    -----
Net interest income                ($258)   $1,711   ($262)   $1,191      ($62)      $ 485    $  67    $ 490
                                   =====    ======   =====    ======     =====       =====    =====    =====

         Provision for loan losses. The following table presents the changes in the allowance for loan losses resulting from additions to the allowance, which were charged to expense, or charge-offs and recoveries during the periods indicated.

                                                                         June 30,
                                                                     -----------------
                                                                      2001       2000        2000      1999
                                                                     ------     ------       ----      ----
                                                                                 (in thousands)
Balance - beginning of year                                          $  843     $ 580       $ 580     $ 427
Loans charged off:
  Commercial loans                                                      (26)      (17)        (17)      (74)
  Residential mortgages                                                  --        --          --       (30)
  Consumer loans                                                       (219)     (118)       (315)     (112)
                                                                     ------    ------       -----     -----
  Total charge-offs                                                    (245)     (135)       (332)     (216)
Recoveries on loans previously charged off:
  Commercial loans                                                       --        15          15         8
  Residential mortgages                                                  --         5           5        --
  Consumer loans                                                         53        18          52        61
                                                                     ------    ------       -----     -----
  Total recoveries                                                       53        38          72        69
Provision for loan losses                                               355       205         523       300
                                                                     ------    ------       -----     -----
Balance - end of year                                                $1,006    $  688       $ 843     $ 580
                                                                     ======    ======       =====     =====

         Noninterest income. Noninterest income increased by $181,000, or 41% to $627,000 during the six months ended June 30, 2001 from $446,000 in the first six months of 2000. This was largely due to gains on sales of real estate mortgages originated, which increased by $208,000 as a result of increased mortgage activity.

         Noninterest income increased by $108,000, or 14% to $896,000 in 2000 from $788,000 in 1999. The increases came in several areas. Service charges increased by $39,000 to $450,000 in 2000 largely as a result of increased nonsufficient funds/overdraft fees from transaction accounts. Gains on sales of real estate mortgages originated increased by $17,000 as a result of increased mortgage activity. Other income posted the largest increase of 21%, or $52,000. This increase was the result of increases in many miscellaneous categories.

         Noninterest expense. Noninterest expense increased by 32%, or $525,000 to $2,216,000 for the six months ended June 30, 2001 as compared to the same period one year earlier. The largest increase came in other expenses which increased by $302,000. Within this category, the amortization of mortgage servicing rights increased by $50,000 due to the increased volume of mortgages serviced. The remaining increases in this category were all largely due to the increase in the volume of loans and deposits on the books of the Corporation. . Salaries, wages and benefits increased 27%, or $214,000 to $999,000 in 2001 from $785,000 in 2000 largely due to the staffing increases as noted below.

         Noninterest expense increased by 21%, or $578,000 to $3,379,000 in 2000 from $2,801,000 in 1999. The largest increase came in the salaries, wages and benefits category, which increased 27%, or $366,000 to $1,711,000 in 2000 from $1,345,000 in 1999. Salaries increased largely due to increases in staff levels from 36 full time employees at the end of 1999 to 46 full time employees at the end of 2000, and an increase of $93,000 in incentive based compensation from additional incentive programs. Other expenses posted an increase of 17% or $192,000 to $1,351,000 in 2000, of which the largest increase was an increase of $47,000 related to marketing, public relations and advertising. The remainder of the increases were due largely to increases in loan and deposit volumes which increase processing and other associated costs. Management anticipates that while these costs will continue to increase as the Corporation grows, the increases will be smaller that previous years as the Corporation has added significant management staff which should be sufficient to manage the Corporation's growth in the foreseeable future.

         Income taxes. Estimated income taxes for the six months ended June 30, 2001 were $325,000 on income before tax of $1,004,000 for an effective tax rate of 32.3%. Income taxes for the year ended December 31, 2000 were $534,000 on income before tax of $1,649,000 for an effective tax rate of 32.4%. For the year ended December 31, 1999 income taxes were $357,000 on income of $1,171,000 for an effective tax rate of 30.5%. The income tax rate varies from statutory rates principally due to certain interest income, which is tax-exempt for federal or state income tax purposes, and certain expenses, which are disallowed for tax purposes. See Note 9 of "Notes to the Consolidated Financial Statements" included elsewhere in this document.

         Liquidity, Capital Resources and Asset/Liability Management. Liquidity is the measurement of the Corporation's ability to have adequate cash or access to cash to meet financial obligations when due as well as to fund corporate expansion or other activities. The Corporation expects to meet its liquidity requirements through a combination of working capital provided by operating activities, attracting customer deposits, advances under Federal Home Loan Bank credit facilities borrowings under lines of credit and sales of securities. Management believes the Corporation's capital will be adequate to, among other things, fund banking activities for the immediate future, but that additional capital may be required to support future growth if the Corporation continues to grow at a rate similar to the last two years.

         Net income, depreciation and amortization and provision for loan loss continue to be the primary source of cash from operating activities. During the six months ended June 30, 2001, net income provided $680,000 of cash compared to $487,000 during the same period of 2000 for an increase of $193,000, or 39%. During 2000, net income provided $1,115,000 of cash compared to $814,000 during 1999 for an increase of $301,000, or 37%. Depreciation and amortization was a non-cash expense totaling $97,000 for the six months ending June 30, 2001 and $178,000 for both of the years ended December 31, 2000 and 1999. Provision for loan loss is also a non-cash item which resulted in an expense during the six months ending June 30, 2001 and the years ending December 31, 2000 and 1999 of $355,000, $523,000 and $300,000, respectively. These non-cash items had been included in net income for purposes of calculating the results of operations during the respective years, and therefore are added to or subtracted from net income in determining cash flow from operating activities.

         The primary uses of capital for the Corporation are the funding of customer loans, purchase of investment securities and the repayment of customer deposits. The Corporation's primary source of capital are customer deposits, proceeds from investment securities and advances on borrowings from Federal Home Loan Bank. During the six months ending June 30, 2001 and the years ended December 31, 2000, and 1999, the Corporation had net cash outlays for loan funding totaling $23.5 million, $39.1 million, and $26.9 million respectively. The Corporation had unused lines of credit totaling $5.3 million at June 30, 2001 and $2.6 million at December 31, 2000.

         The Corporation had total securities purchases of $4.5 million during the six months ended June 30, 2001 and $3.9 million, and $6.7 million during 2000, and 1999, respectively. Securities sales or maturities totaled $5.0 million, $1.6 million, and $6.4, respectively, for each of those periods.

         Net increases in customer deposits totaled $20.6 million during the six months ended June 30, 2001 and $21.5 million, and $3.6 million during 2000 and 1999, respectively. Net borrowings on short-term and long-term credit facilities totaled $18.7 million during 2000 and $21.0 for 1999. Net borrowings were relatively unchanged during the six months ended June 30, 2001.

         The Corporation's total stockholders' equity increased to $10,138,000 at June 30, 2001 from $5,987,000 at December 31, 2000, and from $4,456,000 at
December 31, 1999. At December 31, 2000, stockholders' equity was 4.5% of total assets, compared to 4.9% at December 31, 1999. The increase in equity was partially the result of net income earned, but included also included $3,517,000 and $345,000 from the sale of stock during the six months ended June 30, 2001 and during the year of 2000 respectively. See the Consolidated Statement of Changes in Stockholders Equity and note 15 to the consolidated financial statements included elsewhere in this registration statement.

         At December 31, 2000, the Corporation held cash and federal funds sold of approximately $3.9 million and approximately $10.4 million of the Corporation's investment securities were classified as available-for-sale.

         The amortized cost of available-for-sale securities was greater than estimated market value at year end, primarily as the result of decreasing interest rates, which resulted in an unrealized gain within the investment portfolio. Management does not believe the sale of any of the Corporations securities would materially affect the overall financial condition of the Corporation.


         The capital levels of the Bank and Corporation currently exceed applicable guidelines at December 31, 2000. The Corporation has been engaged since October 20, 2000 in an offering of up to 215,625 shares of its common stock, $1.00 par value, at a price of $20 per share. See Item 8 of part II of this registration for additional information. Management believes the Corporation's capital will be adequate to, among other things, fund banking activities for the immediate future, but that additional capital may be required to support future growth if the Corporation continues to grow at a rate similar to the last two years.


         The primary impact of inflation on the Corporation's operations is increased asset yields, deposit costs and operating overhead. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and if significant, require that equity capital increase at a faster rate than would otherwise be necessary.

         Managing rates on earning assets and interest bearing liabilities focuses on maintaining stability in the net interest margin, an important factor in earnings growth and stability. Emphasis is placed on maintaining a controlled rate sensitivity position, to avoid wide swings in margins and to manage risk due to changes in interest rates.

         The following tables show the maturity and re-pricing distribution of the Corporation's interest earning assets and interest bearing liabilities as of the dates indicated. These tables display the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities), and cumulative interest rate sensitivity gap ratio. For purposes of these tables, an asset or liability is considered rate sensitive within a period when it matures or could be re-priced within such period, generally according to its contractual terms.

                                                                           June 30, 2001
                                             ------------------------------------------------------------------------
                                                         After Three
                                                            Months        After One
                                             Within          But           Year But
                                              Three         Within          Within          Over 5
                                             Months         1 year        Five years         Years           Total
                                             ------         ------        ----------         -----           -----
                                                                    (dollars in thousands)
Interest-earning assets:
  Loans                                      $15,576        $ 8,587          $76,935         $33,113         $134,311
  Investments                                  4,346          2,318            7,181             917           14,762
  Federal funds sold                              --             --               --              --               --
                                             -------        -------          -------         -------         --------
  Total interest-earning assets              $20,022        $10,905          $84,116         $34,030         $149,073
                                             =======        =======          =======         =======         ========

Interest-bearing liabilities:
  Interest-bearing demand                         --        $ 2,227               --        $  6,340         $  8,567
  Savings and money market                   $ 1,891          4,917         $  1,891          10,213           18,912
  Time deposits < $100,000 (1)                 6,437         18,539           15,918             105           40,999
  Time deposits > $100,000 (1)                 4,503         12,828            5,831              --           23,162
  Funds borrowed                               7,463          9,461           23,361              --           40,285
                                             -------        -------         --------        --------         --------
  Total interest-bearing liabilities         $20,294        $47,972         $ 47,001        $ 16,658         $131,925
                                             =======        =======         ========        ========         ========

Period:
  Rate sensitive assets (RSA)                $20,022        $10,905         $ 84,116        $ 34,090
  Rate sensitive liabilities (RSL)            20,294         47,972           47,001          16,658
                                             -------        -------         --------        --------
  Interest rate sensitivity GAP (RSA-RSL)      ($272)      ($37,067)        $ 37,115        $ 17,372
                                             =======        =======         ========        ========
  Interest rate sensitivity GAP ratio           0.99           0.23             1.79            2.04

Cumulative:
  Rate sensitive assets (RSA)                $20,022        $30,297         $115,043        $149,073
  Rate sensitive liabilities (RSL)            20,294         68,266          115,267         131,925
                                             -------        -------         --------        --------
  Interest rate sensitivity GAP (RSA-RSL)      ($272)       $37,339         $   (224)       $ 17,148
                                             =======        =======         ========        ========
  Interest rate sensitivity GAP ratio           0.99           0.45             1.00            1.13



                                                                      December 31, 2001
                                           -----------------------------------------------------------------------
                                                          After Three
                                                            Months       After One
                                             Within          But          Year But
                                              Three         Within         Within         Over 5
                                             Months         1 year       Five years       Years           Total
                                             ------         ------       ----------       -----           -----
                                                                  (dollars in thousands)
Interest-earning assets:
  Loans                                    $  16,338       $ 14,482      $  66,364      $  13,852        $ 111,036
  Investments                                    959          3,412          7,307          3,638           15,316
  Federal funds sold                              --             --             --             --               --
                                           ---------       --------      ---------      ---------        ---------
  Total interest-earning assets            $  17,297       $ 17,894      $  73,671      $  17,490        $ 126,352
                                           =========       ========      =========      =========        =========

Interest-bearing liabilities:
  Interest-bearing demand                         --       $  1,487             --      $   4,230        $   5,717
  Savings and money market                  $  1,500          3,896      $   1,545          8,076           15,017
  Time deposits < $100,000 (1)                 5,600         17,509         16,377              6           39,492
  Time deposits > $100,000 (1)                 2,883          4,952          3,263             --           11,098
  Funds borrowed                               6,698         12,511         21,043             --           40,252
                                           ---------       --------      ---------      ---------        ---------
  Total interest-bearing liabilities       $  16,681       $ 40,355      $  42,228      $  12,312        $ 111,576
                                           =========       ========      =========      =========        =========

Period:
  Rate sensitive assets (RSA)              $  17,297       $ 17,894      $  73,671      $  17,490
  Rate sensitive liabilities (RSL)            16,681         40,355         42,228         12,312
                                           ---------       --------      ---------      ---------
  Interest rate sensitivity GAP (RSA-RSL)  $     616       $(22,461)     $  31,443      $   5,178
                                           =========       ========      =========      =========
  Interest rate sensitivity GAP ratio           1.04           0.44           1.74           1.42

Cumulative:
  Rate sensitive assets (RSA)              $  17,297       $ 35,191      $ 108,862      $ 126,352
  Rate sensitive liabilities (RSL)            16,681         57,036         99,264        111,576
                                           ---------       --------      ---------      ---------
  Interest rate sensitivity GAP (RSA-RSL)  $     616       $(21,845)     $   9,598      $  14,776
                                           =========       ========      =========      =========
  Interest rate sensitivity GAP ratio           1.04           0.62           1.10           1.13


         (1) Amounts shown for time deposits are contractual maturities. The Corporation has no variable rate time deposits subject to repricing.


         The tables above do not necessarily indicate the impact that general interest rate movements would have on the Corporation's net interest margin, because the re-pricing of various categories of assets and liabilities is discretionary, and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as re-pricing within the same period may, in fact, re-price at different times and by different increments. At June 30, 2001 and December 31, 2000, the Corporation is considered "liability sensitive" within the one-year window according to the preceding table. In a rising rate environment, the Corporation might not be able to increase rates on earning assets as fast as the increase in rates on interest bearing liabilities.

         The Bank has recently contracted with an outside firm to provide Asset / Liability management modeling and consulting services to management and the Bank. As a result, management should be able to more accurately predict the Bank's sensitivity to changing interest rate environments and potentially increase the profitability of the Bank.

         Recent Accounting Pronouncements - In June 2000, Statement of Financial Accounting Standards No. 138 Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 138") was issued. This statement amends Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") and is effective for periods beginning on or after July 15, 2000. The amendment is a result of a special task force created to assist entities in implementing SFAS 133. The task force, known as the Derivative Implementation addressed various issues including the definition of a derivative, embedded derivatives and transition provisions. In addition to relaxing restrictions on certain types of hedges, the amendment expands the normal purchase and normal sales exception and redefines other aspects of the original pronouncement. SFAS 138 had no impact on the consolidated financial statements as of December 31, 2000.

         In November 2000, Statement of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140") was issued. This Statement replaces SFAS 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions, without any effect to the Bank. The impact of SFAS 140 as of December 31, 2000 was not material to the consolidated financial statements.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Bank currently has two physical banking offices located in Otsego County, both within the City of Gaylord. The main office, which is located at 501 West Main Street, Gaylord, MI, is a two story masonry building of approximately 13,500 square feet. It houses the main office, executive offices of the Bank and the Corporation, the lending and accounting departments, as well as others. The building was added on to in 1979 and further renovated in 1989. The facility provides complete banking services, including depository, safe deposit, consumer loan, residential mortgage, and commercial loan services. Additionally, retail non-deposit investment services are available at the main office. Our branch office, which is a single story structure of approximately 1000 square feet, is located at 1157 S. Otsego, Gaylord, MI, offers full depository services.

         The Bank also owns an office building adjacent to the Bank's main office, which is used partially for storage and of which approximately 500 square feet is presently leased out as office space. The Bank intends to relocate some of the offices presently housed in its main office to this site later this year.

         In 2000, the Corporation also purchased approximately 2 acres of land adjacent to the main office. No specific uses for this property are yet determined.

         All properties and buildings are owned by the Bank free of any encumbrances. The Bank also operates six automated teller machines at various locations in Otsego County.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Corporation's common stock as of August 16, 2001 with respect to each named executive officer and director of the Corporation and each person known to the Corporation to be the beneficial owner of 5% or more of the Corporation's common stock.


                                                     Common Stock of Corporation
                                                      Owned, Controlled, or Held
          Name of Beneficial Owner                   with Power to Vote or Invest    Percent Interest
          ------------------------                   ----------------------------    ----------------
          Matthew H. Nowicki                                    3,100                         *

          Fred T. Burns                                         5,476                     1.04%

          Clare R. Colwell                                        822                         *

          Keith H. Gornick                                     35,872                     6.83%

          Larry B. Higgins                                      1,845                         *

          Douglas C. Johnson                                   12,030                     2.29%

          John R. Kluck                                         1,346                         *

          Mark S. Lorence                                         874                         *

          William A. Kirsten                                       66                         *

          Steven D. Riozzi                                        155                         *

          Directors and Executive Officers as a
          Group (consisting of all of the above)               61,586                    11.72%

          * Less than 1%.

         The amounts reported includes shares owned jointly with, or as custodian for, a spouse, child or other relative or owned by a relative residing in the same household or as trustee. Mr. Nowicki owns 1,112 shares individually and 500 shares in a trust account. He also has an interest in 1,432 shares held in a trust for his wife. Mr. Nowicki also owns 56 shares jointly with two sons. Mr. Colwell owns 766 shares individually. He also owns 56 shares jointly with his wife. Mr. Johnson owns 10,330 shares individually and 560 shares jointly with his wife. Mr. Johnson's wife owns 1,140 shares individually. Mr. Kluck owns 870 shares individually and 276 shares jointly with his wife. Mr. Kluck also owns 200 shares held in an individual retirement account. Mr. Kirsten owns 66 shares jointly with his wife. Mr. Riozzi owns 155 shares jointly with his wife. Mr. Gornick owns 6,972 shares individually and shares voting and investment power over the 28,900 shares of stock of the Corporation held by the Gornick Fund.

         To the knowledge of the Corporation, and based upon Schedules 13G filed with the Securities and Exchange Commission on July 9, 2001, the only persons who may, in accordance with definitions of the federal securities laws, beneficially own 5% or more of the Corporation's common stock are Keith H. Gornick and BVP, LLC, as follows:


          Name                       Address                     Common Stock Owned        Percent Interest
          ----                       -------                     ------------------        ----------------
          The Gornick Fund*          P.O. Box 957, Bloomfield           28,900                   5.50%
                                     Hills, Michigan 48303

          Keith H. Gornick           P.O. Box 85, Gaylord,               6,972                   1.33%
                                     Michigan 49734

          BVP, LLC                   530 S. Whittaker
                                     PMB 301
                                     New Buffalo, MI 49117              27,500                   5.24%

* The Gornick Fund is a nonprofit corporation. Mr. Gornick shares voting and investment power over the stock of the Corporation held by The Gornick Fund, and in such capacity shares the power to vote, or to direct the voting of, such stock and the power to dispose, or to direct the disposition of, such stock.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth information about executive officers and directors of the Corporation and the Bank. The board has designated John R. Kluck, William A. Kirsten and Steven D. Riozzi as executive officers. The business address of each executive officer is 501 W. Main Street, Gaylord, Michigan 49735. The Corporation's directors also are directors of the Bank. The board consists of eight members, seven of whom are not employees of the Corporation or its subsidiaries. The board is elected in staggered three-year terms, with no more than three directors being elected each year. Their terms expire at the annual meeting in the year shown.


                                                                                Director Term     Director/Officer
              Name                        Age                 Title                Expires            Since (1)
              ----                        ---                 -----                -------            ---------
        Matthew H. Nowicki                52         Director, Chairman of          2003                1979
                                                           the Board

          Fred T. Burns                   65               Director                 2001                1979

         Clare R. Colwell                 47               Director                 2001                1997

         Keith H. Gornick                 47               Director                 2002                1988

         Larry B. Higgins                 48               Director                 2003                1995

        Douglas C. Johnson                49               Director                 2002                1986

         Mark S. Lorence                  42               Director                 2001                1993

          John R. Kluck                   58        Director, President of          2002                1992
                                                           the Bank
                                                        and Corporation

        William A. Kirsten                35         Senior Vice President                              1996
                                                        of the Bank and
                                                          Corporation

         Steven D. Riozzi                 37         Senior Vice President                              1999
                                                        of the Bank and
                                                          Corporation

(1) Dates shown prior to the Corporation's formation in 1991 are the dates which the director began serving as a director of the Bank.

         The principal occupation and other information for each director and executive officer of the Corporation and the Bank are set forth below:

Matthew H. Nowicki. Mr. Nowicki has been a director since 1979 and presently serves as Chairman of the Board. He is the President of M&M Excavating, Inc., the road construction firm he founded with his brother in 1973. Mr. Nowicki attended Oakland University and Macomb Community College where he studied business administration. He has been a resident of Otsego County since 1972. Mr. Nowicki is involved with several civic organizations including the Gaylord/Otsego County Chamber of Commerce, the Otsego Memorial Hospital Foundation, the St. Mary's Cathedral Planning Council and the Knights of Columbus. He is also a member of the Michigan Road Builders Association, the Associated Underground Contractors and the Michigan State Chamber of Commerce.

Fred T. Burns. Mr. Burns has been President of Burns Electric and Plumbing, Inc. for over 30 years. Mr. Burns was born and raised in northern Michigan and has served in the U.S. Army. He has been a resident of Gaylord since

1958. Mr. Burns is active in local government, serving as a township trustee. He also serves as a volunteer fireman and as vice chairman of the Otsego County Fire Board.

Clare R. Colwell. Mr. Colwell, General Manager of RFB Cellular, Inc., has served in that capacity since 1997. Prior to joining RFB Cellular, Mr. Colwell was Executive Vice President of First National Bank of Gaylord. During his tenure he was responsible for asset quality, budgeting, financial performance, and regulatory issues. Mr. Colwell has over 25 years of experience in the finance industry. Mr. Colwell earned a Bachelor's degree in Business Administration from Davenport University in Grand Rapids, Michigan. He is also a graduate of the University of Wisconsin's Graduate School of Banking. Mr. Colwell is a director of the Davenport University Foundation, a former board member of the Gaylord/Otsego County Chamber of Commerce, a member of the Gaylord Rotary Club, and is active in the Otsego County Hockey Association.

Keith H. Gornick. Mr. Gornick is the sole owner and President of Otsego Club -Hidden Valley, Inc. The Gornick family has had an ownership interest in Otsego Club since 1955. Mr. Gornick is involved in a number of business ventures throughout North America. He is the founder and former chairman of Ward Lake Energy, Inc. He is a graduate of the University of Michigan. Additionally, Mr. Gornick is active in many community and philanthropic organizations, including as a past director of the Gaylord/Otsego County Chamber of Commerce, former chairman of the Otsego Memorial Hospital Foundation, and a former director of the Gaylord Area Council for the Arts. Mr. Gornick serves as a director for The Gornick Fund, a non-profit philanthropic foundation dedicated to supporting education and the arts locally and throughout the United States.

Larry B. Higgins. Mr. Higgins is President of H & H Tube Manufacturing, Inc., a subsidiary of Masco Corporation. He has held that position for 12 years. Mr. Higgins is a graduate of Michigan State University. He is the Chairperson of the University Center of Gaylord and is a member of the Gaylord/Otsego County Chamber of Commerce. He has served as a director of the Gaylord/Otsego County Chamber of Commerce, the Otsego County Community Foundation, the Otsego County Community Housing Committee, the Vanderbilt Adult Community Foundation, and the Otsego County Industrial Development Corporation.

Douglas C. Johnson. Mr. Johnson is President of Mid-North Printing, Inc. in Gaylord. Mr. Johnson has owned Mid-North Printing since 1974. Mr. Johnson has also served on the Otsego County Board of Commissioners for 21 years, and currently serves as Chairman. Mr. Johnson is also a trustee of the Michigan Association of Counties' Workers Compensation Board and is the chairman of the Membership Committee of the Michigan Municipal Risk Management Authority. He is a member of the Northland Sportman's Club, and the Gaylord/Otsego County Chamber of Commerce. Mr. Johnson is also active in many other civic groups.

Mark S. Lorence. Mr. Lorence is an attorney in Gaylord, whose practice concentrates on business, real estate, and estate planning matters. A graduate of the University of Iowa, Mr. Lorence has been general counsel to the Bank since 1992. Mr. Lorence also serves as Secretary to the board of directors. In addition to his private practice, Mr. Lorence is active in many local non-profit organizations including the Gaylord/Otsego County Chamber of Commerce, Gaylord Area Junior Golf Association, and the Retired Senior Volunteer Program. Mr. Lorence has also been a sponsor of many fundraising events that have benefited local organizations such as the Otsego County United Way, the Gaylord Chapter of the American Cancer Society, Gaylord Community Schools, and the D.A.R.E. program.

John R. Kluck. Mr. Kluck has been the President and a Director of the Corporation and the Bank since 1992. Mr. Kluck has 37 years of banking experience. Previously, Mr. Kluck was Senior Vice President with Citizens National Bank of Cheboygan, Senior Vice President with Old Kent Bank, and Vice President with Huron Valley National Bank. Mr. Kluck is a graduate of the University of Wisconsin Graduate School of Banking at Madison. Mr. Kluck is active in the leadership of many community service organizations, currently serving as the Chairman of the Otsego Memorial Hospital Foundation, Treasurer of the Otsego Education Foundation, Vice Chair of the Michigan Works, Workforce Development Board, Vice Chair of the University Center at Gaylord, Secretary of the Otsego County Commission on Aging and Secretary of the City of Gaylord Downtown Development Authority. Other civic activities include the Otsego County Economic Alliance board of directors, Cheboygan-Otsego-Presque Isle (COP) Intermediate School Board, Gaylord Rotary Club and the U of M Club of Gaylord.

William A. Kirsten. Mr. Kirsten is a Senior Vice President and the Chief Financial Officer of the Bank. He also serves as Senior Vice President of the Corporation. Mr. Kirsten has been with the Bank since 1996. Mr. Kirsten has 15 years of banking experience. Previously, Mr. Kirsten was a bank examiner with the Office of the Comptroller of the Currency, and an Internal Auditor with First of America Bank Corporation. Mr. Kirsten is a graduate of Lawrence Technological University in Southfield, Michigan. He is the treasurer of the Otsego County United Way, a board member of the Otsego County Community Foundation, and is a member of the Gaylord Rotary Club.

Steven D. Riozzi. Mr. Riozzi is a Senior Vice President of the Bank and the Senior Lender. He also serves as Senior Vice President of the Corporation. Mr. Riozzi has been with the Bank since 1999. Previously, Mr. Riozzi held positions as an Assistant Vice President at Old Kent Bank in Gaylord for three years, Vice President at Republic Bank, Assistant Vice President at Comerica Bank, and as a bank examiner with the Office of the Comptroller of the Currency. Mr. Riozzi is a graduate of Wayne State University in Detroit, Michigan. He is a board member of the Otsego County Housing Commission, a committee chairman of the Northland Sportman's Club, and a member of the Kiwanis Club of Gaylord.

         No officer or director of the Corporation or the Bank has been the subject of any order, judgment or decree, not subsequently revised, suspended or vacated, of any court or federal or state authority permanently or temporarily enjoining him or her from, barring, suspending or otherwise limiting the right of such person to engage in any securities activities.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the executive compensation of the Corporation's named executive officer for each of the last three years. No other forms of compensation, stock options or stock awards are provided to the named executive.


                                                                       Annual Compensation
                                                                       -------------------
                 Name and                                                                     Other Annual
            Principal Position            Year          Salary (1)            Bonus         Compensation (2)
            ------------------            ----          ----------            -----         ----------------
       John R. Kluck                      2000          $ 107,635           $ 15,000            $ 6,288
       Director, President of the         1999          $ 101,455           $  5,000            $ 4,180
       Bank and Corporation               1998          $  99,120             -----             $ 3,120

(1) Includes deferred salary under the Corporation's 401(k) plan as described in note 11 to the financial statements shown elsewhere in this report.
(2) Consists of the value of and expenses related to use of a company provided automobile.

The Corporation has a nonqualified deferred compensation plan with Mr. John Kluck, whereby Mr. Kluck or his designated beneficiary will receive approximately $50,000 per year for fifteen years in the event of retirement, disability, or death. To fund this obligation, the Corporation has purchased insurance on the life of the participating officer with the Corporation as the owner and beneficiary of the policy. See Note 11 to the Corporation's consolidated financial statements included elsewhere in this registration statement.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In the ordinary course of the Bank's business, the Bank has had, and expects to have in the future, transactions with some of the Corporation's directors, principal officers and shareholders, their families and the companies with which they are associated (herein collectively called "Affiliates"). All such transactions, which included commitments to loan and loans by the Bank, were based on terms, including rates, collateral and repayment terms substantially the same as those prevailing at the time for comparable transactions with other persons, and in the opinion of the board and the management of the Corporation and the Bank, such transactions did not and do not involve more than the normal risk of collectibility or present other unfavorable features. All future transactions of the Bank or the Corporation with Affiliates, including loans, will be based on terms, including interest rates, collateral and repayment terms, substantially the same as those prevailing at the time for comparable transactions with other persons and will be approved by a majority of the Bank's or the Corporation's independent directors, as the case may be, who do not have an interest in the transaction and who had access, at the Corporation's expense, to the Corporation's or independent legal counsel. Any loan transaction currently in effect with any director or executive officer of the Bank is current as of this date. See Note 3 of the "Notes to Consolidated Financial Statements" included elsewhere in this registration statement.


ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The authorized common stock of the Corporation consists of 3,000,000 shares of common stock, $1.00 par value, of which 525,295 shares were outstanding at August 16, 2001. Our Articles of Incorporation were amended June 6, 2001 to increase the authorized common stock from 500,000 shares to 3,000,000 shares. The Corporation has no other securities outstanding.

ANTI-TAKEOVER PROVISIONS

         Certain provisions of our Articles of Incorporation and Bylaws and Michigan and federal law may discourage, delay, prevent or make more difficult a change-in-control, merger, tender offer or proxy contest involving us.

         The board of directors of the Corporation is classified into three classes, as nearly equal in size as possible, with each class serving a staggered three-year term. As a result, the term of only one class of directors expires each year. Classification of the board could have the effect of extending the time during which the existing board of directors could control the operating policies of the Corporation even though opposed by the holders of a majority of the outstanding shares of common stock.

         The Michigan Business Corporation Act (the "MBCA") provides certain restrictions upon the voting rights of "control shares" in a Michigan corporation, which have an anti-takeover effect. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the holder thereof would entitle the acquirer to exercise a certain degree of voting power, as described in the MBCA, in electing the directors. The MBCA provides that "control shares" have no voting rights except to the extent approved by an affirmative vote of a majority of the outstanding shares entitled to vote on the matter, excluding shares held by the acquirer and the officers and any directors who are also our employees. These statutory provisions may have the effect of delaying or preventing a change in control of the Corporation without action by the shareholders.

         Certain provisions of the MBCA also establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the Corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

         The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions, including: (i) the purchase price to be paid for the shares of the corporation in the business combination is at least equal to the highest of either (a) the market value of the shares, or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

         Federal law requires the approval of the Federal Reserve Board prior to acquisition of "control" of a bank holding company.

         The foregoing factors could adversely affect the price of the Corporation's common stock by, among other things, preventing a shareholder from realizing a premium which might otherwise be paid to effect a change in control of the Corporation.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

         The Corporation's common stock is traded primarily in Michigan. There is no formal market for the common stock. The following figures are based upon sales which have come to the attention of the Corporation's management and reflect sales of the Corporation's common stock for the years ended December 31, 1999 and 2000. The number of shares and average price per share have been adjusted for the 5-for-4 stock split which was declared on March 24, 2000, for shareholders of record on May 1, 2000, and the 2-for-1 stock split declared June 23, 2000 for shareholders of record on July 1, 2000. Because shares are sold infrequently, and not on any exchange, the numbers shown below are not necessarily an accurate reflection of true market value. Shares may also have been sold in transactions, the price and terms of which are not known to the Corporation. The authorized common stock of the Corporation consists of 3,000,000 shares of common stock, $1.00 par value, of which 525,295 shares were outstanding at August 16, 2001. The Corporation had approximately 700 shareholders as of August 16, 2001. See also Part II, Item 4, below, for sales made by the Corporation since October 20, 2000.


                                                        Number of               Average Price
                                Period                   Shares                  Per Share
                                ------                   ------                  ---------
                            4th Quarter 2000              1,000                    $ 17.50
                            3rd Quarter 2000               None                       None
                            2nd Quarter 2000              1,310                    $ 16.83
                            1st Quarter 2000              3,122                    $ 13.50

                            4th Quarter 1999              2,144                    $ 13.30
                            3rd Quarter 1999              1,362                    $ 13.79
                            2nd Quarter 1999                332                    $ 13.13
                            1st Quarter 1999               None                       None

DIVIDENDS

         The Bank's capital management policy allows for cash dividends to be paid to the Corporation. The Corporation expects that most, if not all, of the Corporation's earnings, if any, will be retained to finance growth of the Corporation and not paid as dividends to shareholders. There is no guarantee that cash dividends will be paid in the future. If and when dividends are declared, the Corporation will be primarily dependent upon dividends from the Bank for funds to pay dividends on common stock.

         The following table sets forth the cash dividends paid to shareholders by the Corporation for the periods ended December 31, 2000 and 1999. The amounts have been adjusted to reflect the 5-for-4 stock split declared on March 24, 2000, and the 2-for-1 stock split declared on June 23, 2000.


                                                               Cash Dividend
                                 Period                          Per Share
                                 ------                          ---------
                          4th Quarter 2000                         $ 0.10
                          3rd Quarter 2000                           None
                          2nd Quarter 2000                         $ 0.13
                          1st Quarter 2000                         $ 0.10

                          4th Quarter 1999                           None
                          3rd Quarter 1999                         $ 0.20
                          2nd Quarter 1999                         $ 0.10
                          1st Quarter 1999                           None


ITEM 2.  LEGAL PROCEEDINGS

         As a depository of funds, the Bank could occasionally be named as a defendant in a lawsuit (such as garnishment proceedings) involving claims to the ownership of funds in particular accounts. All such litigation is incidental to the Bank's business.

         Management believes that there is no litigation threatened or pending in which the Corporation, or the Bank, is likely to experience loss or exposure which would materially affect the Corporation's capital resources, results of operations, or liquidity as presented herein.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Corporation was engaged from October 20, 2000 to June 30, 2001 in an offering of 215,625 shares of its common stock, $1.00 par value, at a price of $20 per share. At the consummation of the offering, the Corporation had 525,295 shares of its common stock outstanding. The offering was initially made by the Corporation, through its officers, with no underwriting discounts or commissions paid. As of February 20, 2001, 23,887 shares of the common stock were sold by the Corporation through its officers.

         The Corporation thereafter determined that the time and energies of its officers were better utilized in the day to day management of the business of the Corporation and its subsidiaries and that it was in the best interests of the Corporation to retain a sales agent to assist it in connection with the offering. The Corporation then retained Donnelly, Penman, French, Haggarty & Co. of Detroit, Michigan (the "Sales Agent") to act as its sales agent in the offering. The Sales Agent was paid a total of $216,707 in placement fees.

         The offering was made solely to persons who are bona fide residents of the State of Michigan, pursuant to the exemption from registration provided by
Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder.


ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Directors, officers, employees and agents of the Corporation and those who will serve at its request as directors, officers, employees or agents of another corporation or enterprise, including the Bank, are entitled to indemnification to the extent authorized by Michigan law. The terms of such indemnification as carried over from the Michigan general corporation law are contained in Article VI of the Corporation's By-Laws. The indemnification permitted by Article VI of the Corporation's By-Laws is extended to all directors, officers, employees and agents of the Bank. Neither the Corporation nor the Bank knows of any pending or threatened litigation that might result in claims for indemnification. Moreover, neither the Bank nor the Corporation has ever paid any amounts for indemnification to officers, directors, employees or agents.

         The Michigan Business Corporation Act permits the articles of incorporation of a corporation to provide, and the Articles of the Corporation do so provide, that a director is not personally liable to the corporation or its shareholders for monetary damages for a breach of the director's fiduciary duty. However, directors remain liable for a breach of their duty of loyalty to the Corporation or its shareholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, for transactions from which they derived an improper personal benefit and, except in certain instances, for declaration of a dividend or distribution of assets of the Corporation, purchase of its shares, or loans to corporate officers, directors or employees in violation of applicable statute or the Corporation's Articles or Bylaws.

                      NORTH BANCORP, INC. AND SUBSIDIARIES
                      ====================================

                          CONSOLIDATED FINANCIAL REPORT
                                DECEMBER 31, 2000

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================

                                                                                                       CONTENTS




REPORT LETTER                                                                                                 1


FINANCIAL STATEMENTS

    Consolidated Balance Sheet                                                                                2

    Consolidated Statement of Income                                                                          3

    Consolidated Statement of Changes in Stockholders' Equity                                                 4

    Consolidated Statement of Cash Flows                                                                      5

    Notes to Consolidated Financial Statements                                                              6-29

                          Independent Auditor's Report



Stockholders and Board of Directors
North Bancorp, Inc. and Subsidiaries
Gaylord, Michigan

We have audited the accompanying consolidated balance sheet of North Bancorp, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Bancorp, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                             /S/ PLANTE & MORAN, LLP




Kalamazoo, Michigan
January 19, 2001

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                                      CONSOLIDATED BALANCE SHEET

                                                                                                       December 31
                                                                          June 30,          ------------------------------------
                                                                            2001                2000                  1999
                                                                         (unaudited)
                                                              ASSETS

Cash and due from banks                                                $     5,477,274      $     3,942,416     $      4,156,970
Securities available for sale (Note 2)                                      12,079,278           10,425,834            9,313,356
Securities held to maturity (Note 2)                                           744,220            2,952,498            2,397,640
Other securities (Note 2)                                                    2,194,350            2,023,950            1,148,935
Loans - Net (Note 3)                                                       133,305,567          110,192,736           71,255,149
Bank premises and equipment - Net (Note 6)                                   1,962,743            1,825,241            1,518,949
Accrued interest receivable and other assets                                 2,176,073            1,917,491            1,434,546
                                                                       ---------------      ---------------     ----------------

                        Total assets                                   $   157,939,505      $   133,280,166     $     91,225,545
                                                                       ===============      ===============     ================

                                              LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
        Deposits (Note 7):
                Noninterest-bearing                                    $    14,614,497      $    14,327,728     $     11,131,548
                Interest-bearing                                            91,640,326           71,323,880           53,007,509
                                                                       ---------------      ---------------     ----------------
                        Total deposits                                     106,254,823           85,651,608           64,139,057
        Notes payable (Note 8)                                              40,285,244           40,252,352           21,555,223
        Accrued taxes, interest and other liabilities                        1,261,569            1,388,738            1,074,889
                                                                       ---------------      ---------------     ----------------

                        Total liabilities                                  147,801,636          127,292,698           86,769,169

STOCKHOLDERS' EQUITY (Notes 14 and 15)
        Common stock, $1 par value:
                Authorized - 3,000,000 at June 30, 2001 and
                    500,000 at December 31, 2000 and 1999
                Issued and outstanding - 525,295 at June 30,
                    2001, 329,007 at December 31, 2000
                    and 123,991 at December 31, 1999                           525,295              329,007              123,991
        Additional paid-in capital                                           5,994,354            2,674,045            2,348,653
        Retained earnings                                                    3,519,557            2,926,563            2,106,051
        Accumulated other comprehensive income                                  98,663               57,853             (122,319)
                                                                       ---------------      ---------------     ----------------

                        Total stockholders' equity                          10,137,869            5,987,468            4,456,376
                                                                       ---------------      ---------------     ----------------
                        Total liabilities and stockholders'
                                equity                                 $   157,939,505      $   133,280,166     $     91,225,545
                                                                       ===============      ===============     ================



See Notes to Consolidated Financial Statements.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                                CONSOLIDATED STATEMENT OF INCOME

                                                                       Six Months Ended June 30          Year Ended December 31
                                                                  --------------------------------   ------------------------------
                                                                        2001              2000            2000             1999

INTEREST INCOME                                                              (unaudited)
        Interest and fees on loans                                $    5,831,082      $  3,820,580   $   8,889,367    $   5,109,526
        Investment securities:
                Taxable                                                  433,875           366,998         740,431          682,779
                Tax-exempt                                                51,741            29,486          75,184           47,281
        Federal funds sold                                                10,204             4,350           7,093           31,438
                                                                  --------------      ------------   -------------    -------------
                                Total interest income                  6,326,902         4,221,414       9,712,075        5,871,024

INTEREST EXPENSE
        Deposits                                                       2,188,641         1,315,123       3,121,299        2,005,518
        Short-term and long-term borrowings                            1,279,355           786,886       1,936,032          401,547
                                                                  --------------      ------------   -------------    -------------
                                Total interest expense                 3,467,996         2,102,009       5,057,331        2,407,065
                                                                  --------------      ------------   -------------    -------------

NET INTEREST INCOME                                                    2,858,906         2,119,405       4,654,744        3,463,959

PROVISION FOR LOAN LOSSES (Note 4)                                       355,000           205,000         523,000          300,000
                                                                  --------------      ------------   -------------    -------------

NET INTEREST INCOME AFTER
        PROVISION FOR LOAN LOSSES                                      2,503,906         1,914,405       4,131,744        3,163,959

OTHER INCOME
        Service charges on deposit accounts                              222,331           226,840         450,027          411,215
        Loan servicing fees                                               16,186            18,010          38,529           37,858
        Gain on sale of real estate mortgages
                originated for sale                                      240,219            31,691         104,570           87,878
        Gain on sale of available for
                sale securities                                               -                 -               -            19,472
        Other income                                                     148,013           169,454         302,552          251,475
                                                                  --------------      ------------   -------------    -------------

                                Total other income                       626,749           445,995         895,678          807,898
OTHER EXPENSES
        Salaries, wages and benefits
                (Notes 11 and 12)                                        999,350           785,203       1,711,283        1,344,659
        Occupancy expense                                                 93,190            99,394         181,256          165,736
        Depreciation - Furniture and equipment                            76,643            60,439         134,954          132,075
        Other expenses                                                   957,180           655,647       1,351,351        1,158,528
                                                                  --------------      ------------   -------------    -------------
                                Total other expenses                   2,126,363         1,600,683       3,378,844        2,800,998
                                                                  --------------      ------------   -------------    -------------

INCOME - Before income taxes                                           1,004,292           759,717       1,648,578        1,170,859

FEDERAL INCOME TAX EXPENSE (Note 9)                                      324,538           272,491         533,992          357,153
                                                                  --------------      ------------   -------------    -------------

NET INCOME                                                        $      679,754      $    487,226   $   1,114,586    $     813,706
                                                                  ==============      ============   =============    =============

BASIC EARNINGS PER SHARE                                          $         1.78      $       1.57   $        3.57    $        2.63
                                                                  ==============      ============   =============    =============


See Notes to Consolidated Financial Statements.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                        Accumulated
                                                                            Additional                     Other          Total
                                                Number of                     Paid-         Retained    Comprehensive  Stockholders'
                                                 Shares      Common Stock   in Capital      Earnings       Income         Equity
                                              ------------   ------------  ------------   ------------  -------------  -------------
BALANCE - January 1, 1999                          124,094   $   124,094   $  2,348,653   $  1,388,905   $   31,470    $  3,893,122

Net income                                                            -              -         813,706           -          813,706

Change in net unrealized gain on
        securities available for sale,
        net of tax effect of $79,224                                  -              -              -      (153,789)       (153,789)
                                                                                                                       ------------
                Total comprehensive income                                                                                  659,917

Cash dividend ($0.30 per share)(1)                                    -              -         (93,003)          -          (93,003)

Stock redemption                                      (103)         (103)            -          (3,557)          -           (3,660)
                                              ------------   ------------  ------------   ------------  -------------  -------------

BALANCE - December 31, 1999                        123,991       123,991      2,348,653      2,106,051     (122,319)      4,456,376

Net income                                                            -              -       1,114,586           -        1,114,586

Change in net unrealized gain on
        securities available for sale,
        net of tax effect of $92,354                                  -              -              -       180,172         180,172
                                                                                                                       ------------
                Total comprehensive income                                                                                1,294,758

Cash dividend ($ 0.33 per share)                                      -              -        (102,707)          -         (102,707)

5-for-4 stock split declared March 24, 2000         30,998        30,998             -         (30,998)          -               -


Stock redemption of fractional shares                 (154)         (154)            -          (5,534)          -           (5,688)

2-for-1 stock split declared June 23, 2000         154,835       154,835             -        (154,835)          -               -

Issuance of common stock,
        net of offering expenses of $42,011         19,337        19,337        325,392             -            -          344,729
                                              ------------   ------------  ------------   ------------  -------------  -------------

BALANCE - December 31, 2000                        329,007       329,007      2,674,045      2,926,563       57,853       5,987,468

Net income                                                            -              -         679,754           -          679,754

Change in net unrealized gain on
        securities available for sale,
        net of tax effect of $21,023                                  -              -              -        40,810          40,810
                                                                                                                       ------------
                Total comprehensive income                                                                                  720,564

Cash dividend ($ 0.10 per share)                                      -              -         (86,760)          -          (86,760)

Issuance of common stock,
        net of offering expenses of $409,163       196,288       196,288      3,320,309             -            -        3,516,597
                                              ------------   -----------   ------------   ------------   ----------    ------------
BALANCE - June 30, 2001 (unaudited)                525,295   $   525,295   $  5,994,354   $  3,519,557   $   98,663    $ 10,137,869
                                              ============   ===========   ============   ============   ==========    ============

(1) Adjusted for the 5-for-4 stock split declared March 24, 2000 and the 2-for-1 stock split declared June 23, 2000.

See Notes to Consolidated Financial Statements.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                            CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Six Months Ended June 30          Year Ended December 31
                                                                ----------------------------     ----------------------------
                                                                     2001           2000             2000            1999

CASH FLOWS FROM OPERATING ACTIVITIES                                    (unaudited)
  Net income                                                    $    679,754     $  487,226      $  1,114,586   $     813,706
  Adjustments to reconcile net income to net
     cash from operating activities:
        Depreciation                                                  97,806         82,088           178,211         178,358
        Provision for loan losses                                    355,000        205,000           523,000         300,000
        Deferred federal income taxes                                     -              -              1,649           6,177
        Amortization and (accretion) of securities - Net             (22,689)        19,342            39,916          89,740
        Gain on sale of securities available for sale                     -              -                 -          (19,472)
        Gain on sale of premises and equipment                            -              -               (619)         (3,840)
        Accrued interest receivable and other assets                (258,582)      (154,033)         (576,052)       (278,363)
        Accrued taxes, interest and other liabilities               (196,819)        21,988           (21,948)        371,616
                                                              --------------   ------------      ------------   -------------

                Net cash provided by operating activities            654,470        661,611         1,258,743       1,457,922

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of securities available for sale                      (4,374,369)      (396,031)       (1,696,364)     (5,600,019)
  Proceeds from maturities of securities available for sale        3,163,725         72,254           818,743       1,360,000
  Proceeds from sale of securities available for sale                     -              -                 -        4,290,435
  Purchases of securities held to maturity                                -              -         (1,300,000)       (350,000)
  Proceeds from maturities of securities held to maturity          1,850,000        742,000           741,999         764,740
  Purchases of other securities                                     (170,400)      (516,965)         (875,015)       (769,900)
  Net increase in loans                                          (23,467,831)   (22,102,837)      (39,124,790)    (26,897,206)
  Purchases of premises and equipment                               (235,308)      (163,623)         (484,534)        (46,725)
  Proceeds from sale of premises and equipment                            -              -                650          11,304
                                                              --------------   ------------      ------------   -------------

                Net cash used in investing activities            (23,234,183)   (22,365,202)      (41,919,311)    (27,237,371)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                        20,603,215     12,813,652        21,512,551       3,609,787
  Proceeds from short-term borrowings                              5,450,000     12,040,000        20,162,021      11,375,036
  Repayment of short-term borrowings                             (10,485,360)    (6,910,557)      (11,740,894)     (3,025,000)
  Proceeds from long-term borrowings                               5,300,000      4,250,000        11,000,000      12,811,121
  Repayment of long-term borrowings                                 (231,748)       (59,956)         (723,998)        (97,118)
  Dividends paid to stockholders                                     (86,760)       (50,000)         (102,707)        (93,003)
  Stock redemption                                                        -          (5,688)           (5,688)         (3,660)
  Proceeds from issuance of common stock, net of
     offering expenses                                             3,565,224        (19,890)          344,729              -
                                                              --------------   ------------      ------------   -------------

                Net cash provided by financing activities         24,114,571     22,057,561        40,446,014      24,577,163
                                                              --------------   ------------      ------------   -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               1,534,858        353,970          (214,554)     (1,202,286)

CASH AND CASH EQUIVALENTS - Beginning of year                      3,942,416      4,156,970         4,156,970       5,359,256
                                                              --------------   ------------      ------------   -------------

CASH AND CASH EQUIVALENTS - End of year                       $    5,477,274   $  4,510,940      $  3,942,416   $   4,156,970
                                                              ==============   ============      ============   =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Cash paid during the year:
     Interest                                                 $    3,539,669   $  2,091,454      $  4,890,643   $   2,496,893
                                                              ==============   ============      ============   =============





See Notes to Consolidated Financial Statements.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting and reporting policies of North Bancorp, Inc. and its subsidiaries conform to generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of North Bancorp, Inc. and its wholly-owned subsidiaries, First National Bank of Gaylord (Bank), and First of Gaylord Financial Services, Inc., collectively referred to as the "Corporation". All significant inter-company transactions and accounts have been eliminated in consolidation.

         NATURE OF OPERATIONS - First National Bank of Gaylord is engaged in the business of commercial and retail banking. The Bank offers a variety of deposit products, including checking accounts, savings accounts, time deposits, and short-term deposits. The Bank conducts lending activities in the residential and commercial mortgage markets, in the general commercial market and in the consumer installment marketplace. Substantially all loans are secured by business or personal assets. These financial services and products are delivered through its main office, one branch, and automatic teller machines located in Gaylord, Michigan in Otsego County.

         First of Gaylord Financial Services, Inc. is an investment held to provide insurance services for the Bank's customers and the general public.

         CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for a one-day period.

         RESTRICTED CASH BALANCES - The required reserve balance was approximately $300,000 at December 31, 2000. These reserve requirements were met through a combination of vault cash and deposits with the Federal Reserve.

         SECURITIES - Held-to-maturity securities are those securities that management has the ability and positive intent to hold to maturity. Held-to-maturity securities are recorded at cost, adjusted for amortization of premium and accretion of discount.

         Securities classified as available-for-sale are securities that management has identified that may be sold in the future to meet the Corporation's investment objectives of quality, liquidity and yield and to avoid significant market value deterioration. Available-for-sale securities are recorded at fair value with unrealized gains and losses, net of income taxes, and are reported as a component of stockholders' equity. Gains or losses on the sale of securities are computed based on the adjusted cost of the specific security.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

         LOAN INTEREST AND FEE INCOME - Loans are generally reported at the principal amount outstanding. Nonrefundable loan origination fees and certain direct loan origination costs are deferred and included in interest income over the term of the related loan as a yield adjustment.

         Interest on loans is accrued and credited to income based upon the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid interest accrued is reversed. Interest accruals are generally resumed when all delinquent principal and/or interest has been brought current or the loan becomes both well secured and in the process of collection.

         ALLOWANCE FOR POSSIBLE LOAN LOSSES - The allowance for possible loan losses is maintained at a level considered by management to be adequate to absorb losses inherent in existing loans and loan commitments. The adequacy of the allowance is based on evaluations that take into consideration such factors as prior loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific impaired or problem loans and commitments, and current economic conditions that may affect the borrower's ability to pay.

         A portion of the total allowance for loan losses is related to impaired loans. A loan is impaired when it is possible that the creditor will be unable to collect all principal and interest amounts due according to the contracted terms of the loan agreement. Loans that have been placed on nonaccrual status or renegotiated in a troubled debt restructuring are considered to be impaired. The allowance for loan losses for an impaired loan is recorded at the amount by which the outstanding recorded principal balance exceeds the fair value of the collateral on the impaired loan. For a loan that is not collateral-dependent, the allowance for loan losses is recorded at the amount by which the outstanding recorded principal balance exceeds the current best estimate of the future cash flows on the loan, discounted at the loan's effective interest rate.

         LOANS HELD FOR SALE - The Bank routinely sells to investors its long-term fixed rate residential mortgages. These loans are identified as held for sale and are accounted for at the lower of cost or market. At June 30, 2001 (unaudited) and December 31, 2000, the Bank had no loans held for sale.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         FORECLOSED REAL ESTATE - Real estate acquired in settlement of loans is recorded at the lower of the balance of the loan or at estimated fair value, minus estimated costs to sell, at the date acquired, plus capital improvements made thereafter to facilitate sale. Costs of holding real estate acquired in settlement of loans are reflected in income currently.

         PREMISES AND EQUIPMENT - Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the properties.

         MORTGAGE SERVICING RIGHTS - The Corporation recognizes as separate assets the rights to service mortgage loans for others as an asset without regard to how those rights are acquired. After the residential mortgage loan portfolio is stratified by servicing type, loan type, rate type and interest rate, the fair value of the Mortgage Servicing Rights (MSRs) is determined using the present value of estimated expected future cash flows assuming a market discount rate and certain forecasted prepayment rates based on industry experience. The MSRs are amortized in proportion to and over the period of the estimated net servicing income.

         FEDERAL INCOME TAXES - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the income tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         POSTRETIREMENT BENEFITS - Postretirement benefits are recognized in the financial statements as earned over the employee's active service period.

         EARNINGS PER SHARE - Earnings per share are based on the weighted average number of shares outstanding during each period. The calculated earnings per share and weighted average number of shares have been retroactively adjusted to consider the impact of the stock splits. Weighted average number of shares outstanding totaled 382,503 and 309,670 (unaudited) for the six months ended June 30, 2001 and 2000, respectively, and 312,157 and 309,670 the years ended December 31, 2000 and 1999, respectively.

         RECLASSIFICATION - Some amounts in the prior year have been reclassified to conform with current year presentation.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         DERIVATIVE INSTRUMENT AND HEDGING ACTIVITIES - In June 1998, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instrument and Hedging Activities ("SFAS 133"), was issued. SFAS 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. Changes in current earnings or other comprehensive income could result depending on whether a derivative is designated as part of a hedge transaction and, if it is, on the type of hedge transaction. Certain commitments in the connection with its mortgage banking activities are considered derivatives under SFAS 133, which was adopted by the Bank in December 31, 1999. The Bank had no material derivatives at the time of adoption or at year-end. The implementation did not have a material effect on the consolidated financial position or results of operations.

         TRANSFER AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES - In November 2000, the Financial Accounting Standards Board issued Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (FASB No. 140). This Statement replaces FASB No. 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of FASB No. 125's provisions, without any effect to the Bank. The impact of FASB No. 140 as of December 31, 2000 was considered insignificant.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 2 - SECURITIES

         The amortized cost and estimated fair market values of securities are as follows at June 30, 2001(unaudited):

                                                                                   Gross           Gross
                                                                                Unrealized       Unrealized
                                                              Amortized Cost       Gains           Losses        Fair Value
                                                             ----------------  -----------      ------------   -------------
         Available-for-sale securities:
                U.S. treasury notes                          $    5,561,194    $   105,988      $       -      $   5,667,182
                Obligations of other U.S.
                     government agencies                          2,309,571         22,185           1,150         2,330,606
                Obligations of states and
                     political subdivisions                       1,040,844         15,459              -          1,056,303
                Corporate                                         1,132,044          8,155              -          1,140,199
                Mortgage-backed securities                        1,887,493          3,496           6,001         1,884,988
                                                             --------------    -----------      ----------     -------------

                        Total available-for-sale
                             securities                      $   11,931,146    $   155,283      $    7,151     $  12,079,278
                                                             ==============    ===========      ==========     =============

         Held-to-maturity securities:
                Obligations of other U.S.
                     government agencies                     $           -     $        -       $       -      $          -
                Obligation of states and
                     political subdivisions                         744,220         12,899             658           756,461
                                                             --------------    -----------      ----------     -------------

                        Total held-to-maturity
                             securities                      $      744,220    $    12,899      $      658     $     756,461
                                                             ==============    ===========      ==========     =============


NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 2 - SECURITIES (CONTINUED)

         The amortized cost and estimated fair market values of securities are as follows at December 31, 2000 and 1999:

                                                                                        2000
                                                             ---------------------------------------------------------------
                                                                                   Gross           Gross
                                                                                Unrealized       Unrealized
                                                              Amortized Cost       Gains           Losses        Fair Value
                                                             ----------------  -----------      ------------   -------------
         Available-for-sale securities:
                U.S. treasury notes                          $    4,201,830    $    38,006      $      1,054   $   4,238,782
                Obligations of other U.S.
                     government agencies                          4,296,587         70,449             5,647       4,361,389
                Obligations of states and
                     political subdivisions                       1,042,335            429             5,406       1,037,358
                Mortgage-backed securities                          798,783             -             10,478         788,305
                                                             --------------    -----------      ------------   -------------

                        Total available-for-sale
                             securities                      $   10,339,535    $   108,884      $     22,585   $  10,425,834
                                                             ==============    ===========      ============   =============

         Held-to-maturity securities:
                Obligations of other U.S.
                     government agencies                     $      906,302    $    28,555      $      1,761   $     933,096
                Obligation of states and
                     political subdivisions                       2,046,196          8,161               579       2,053,778
                Corporate                                                -              -                 -               -
                                                             --------------    -----------      ------------   -------------

                        Total held-to-maturity
                             securities                      $    2,952,498    $    36,716      $      2,340   $   2,986,874
                                                             ==============    ===========      ============   =============

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 2 - SECURITIES (CONTINUED)

                                                                                           1999
                                                             ---------------------------------------------------------------
                                                                                   Gross           Gross
                                                                                Unrealized       Unrealized
                                                              Amortized Cost       Gains           Losses        Fair Value
                                                             ----------------  -----------      ------------   -------------
         Available-for-sale securities:
                U.S. treasury notes                          $    2,948,726    $         3      $     18,713   $   2,930,016
                Obligations of other U.S.
                     government agencies                          4,131,732             -            133,135       3,998,597
                Obligations of states and
                     political subdivisions                       1,460,328             -             35,477       1,424,851
                Mortgage-backed securities                          957,901          9,377             7,386         959,892
                                                             --------------    -----------      ------------   -------------

                        Total available-for-sale
                             securities                      $    9,498,687    $     9,380      $    194,711   $   9,313,356
                                                             ==============    ===========      ============   =============

         Held-to-maturity securities:
                Obligations of other U.S.
                     government agencies                     $      907,456    $        -       $     38,081   $     869,375
                Obligation of states and
                     political subdivisions                       1,098,145            749            16,780       1,082,114
                Corporate                                           392,039            251                -          392,290
                                                             --------------    -----------      ------------   -------------

                        Total held-to-maturity
                             securities                      $    2,397,640    $     1,000      $     54,861   $   2,343,779
                                                             ==============    ===========      ============   =============

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 2 - SECURITIES (CONTINUED)

         The amortized cost and estimated market values of securities at June 30, 2001, by contractual maturity, are shown below (unaudited). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Available for Sale                  Held to Maturity
                                           ---------------------------------     ------------------------------
                                           Amortized Cost       Fair Value       Amortized Cost     Fair Value
                                           --------------     --------------     --------------    ------------
                                                      (unaudited)                           (unaudited)
         Due in one year or less           $    4,383,282     $    4,429,399     $     100,836     $    102,329
         Due after one year
           through five years                   5,660,371          5,764,891           389,166          400,572
         Due after five years
           through ten years                           -                  -            254,218          253,560
                                           --------------     --------------     -------------     ------------

                Total                          10,043,653         10,194,290           744,220          756,461

         Mortgage-backed securities             1,887,493          1,884,988                -                -
                                           --------------     --------------     -------------     ------------

                Total                      $   11,931,146     $   12,079,278     $     744,220     $    756,461
                                           ==============     ==============     =============     ============

         The amortized cost and estimated market values of securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Available for Sale                  Held to Maturity
                                           ---------------------------------     ------------------------------
                                           Amortized Cost       Fair Value       Amortized Cost     Fair Value
                                           --------------     --------------     --------------    ------------
                                                      (unaudited)                           (unaudited)
         Due in one year or less           $    3,073,432     $    3,070,824     $   1,300,000     $  1,307,273
         Due after one year
           through five years                   5,965,312          6,036,129         1,143,126        1,158,638
         Due after five years
           through ten years                      502,008            530,576           509,372          520,963
                                           --------------     --------------     -------------     ------------

                Total                           9,540,752          9,637,529         2,952,498        2,986,874

         Mortgage-backed securities               798,783            788,305                -                -
                                           --------------     --------------     -------------     ------------

                Total                       $  10,339,535     $   10,425,834     $   2,952,498     $  2,986,874
                                           ==============     ==============     =============     ============

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 2 - SECURITIES (CONTINUED)

         Securities with a carrying value of approximately $9,852,776 (market value of approximately $9,852,776) and $7,338,175 (market value of approximately $7,454,111) were pledged at June 30, 2001 (unaudited) and December 31, 2000, respectively, to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

         Other securities consist of restricted Federal Home Loan Bank and Federal Reserve Bank stock. These securities are carried at cost, which approximates market.

NOTE 3 - LOANS

         Major categories of loans in the portfolio are as follows:

                                                                                         December 31
                                                             June 30,         --------------------------------
                                                               2001                2000               1999
                                                          --------------      -------------      -------------
                                                            (unaudited)
         Commercial                                       $   39,857,043      $  30,849,356      $  20,305,760
         Residential mortgages                                59,073,168         46,233,881         29,446,334
         Consumer                                             35,380,957         33,952,464         22,083,396
                                                          --------------      -------------      -------------
                Total                                        134,311,168        111,035,701         71,835,490
         Less allowance for loan losses (Note 4)              (1,005,601)          (842,965)          (580,341)
                                                          --------------      -------------      -------------

                Total                                     $  133,305,567      $ 110,192,736      $  71,255,149
                                                          ==============      =============      =============

         Certain directors and executive officers of the Corporation, including their associates, were loan customers of the subsidiary bank during 2000 and 1999. Management believes such loans were made in the ordinary course of business and do not involve more than a normal risk of collectibility. The outstanding loan balances for these individuals at December 31, 2000 and 1999 amounted to approximately $945,000 and $1,000,000, respectively. During 2000, approximately $365,000 of new loans were made and repayment totaled approximately $420,000. The total unused commitments for these loans were approximately $370,000 at December 31, 2000.

         At June 30, 2001, total balances outstanding for these individuals amounted to approximately $1,273,000 (unaudited) and unused commitments for these loans were approximately $355,000 (unaudited).

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 4 - ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses were as follows:

                                                                          December 31
                                                   June 30,       ---------------------------
                                                     2001             2000            1999
                                                  ----------      -----------      ----------
                                                  (unaudited)

         BALANCE - Beginning of year              $  842,965      $   580,341      $  426,602

         Provision charged to operations             355,000          523,000         300,000
         Loans charged off                          (245,274)        (332,662)       (215,342)
         Recoveries of loans charged off              52,910           72,286          69,081
                                                  ----------      -----------      ----------
         BALANCE - End of year                    $1,005,601      $   842,965      $  580,341
                                                  ==========      ===========      ==========

         Impaired loans consist of the following at December 31:

                                                                          December 31
                                                   June 30,       ---------------------------
                                                     2001             2000            1999
                                                  ----------      -----------      ----------
                                                  (unaudited)

         Recorded investment in impaired loans    $   48,727       $   69,074       $   15,000

         Approximate average recorded investment
            in impaired loans during the year         80,500           17,500           63,700


NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 5 - MORTGAGE LOAN SERVICING

         Mortgage loans serviced for the benefit of others, substantially all of which are serviced on behalf of Federal Home Loan Mortgage Corporation, totaled $29,712,610 (unaudited), $19,262,240 and $14,453,767 at June
         30, 2001, December 31, 2000 and 1999, respectively.

         The Corporation has not purchased mortgage servicing rights from others.

NOTE 6 - BANK PREMISES AND EQUIPMENT

         Major classifications of these assets are summarized as follows:

                                                      June 30,              December 31               Estimated
                                                                    -----------------------------
                                                        2001            2000             1999           Lives
                                                   -------------    ------------     ------------   -------------
                                                     (unaudited)
         Land                                      $     440,348    $    440,348     $    440,348
         Land improvements                               312,422         312,422           69,017     10-40 years
         Building and building improvements            1,165,090       1,153,641        1,144,709     5-40 years
         Furniture and equipment                       1,528,087       1,294,047        1,063,736     3-20 years
                                                   -------------    ------------     ------------
                Total                                  3,445,947       3,200,458        2,717,810

         Less accumulated depreciation                (1,483,204)     (1,375,217)      (1,198,861)
                                                   -------------    ------------     ------------

                Total                              $   1,962,743    $  1,825,241     $  1,518,949
                                                   =============    ============     ============


NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 7 - DEPOSITS

         The following is a summary of interest-bearing deposits:

                                                                                      December 31
                                                            June 30,       --------------------------------
                                                             2001               2000              1999
                                                        --------------     --------------     -------------
                                                           (unaudited)
         NOW accounts                                   $    8,566,544     $    5,716,081     $   4,955,120
         Savings                                            16,222,375         15,017,351        17,303,734
         Time:
             $100,000 and over                              10,560,268         11,097,962         7,925,424
             Under $100,000                                 56,291,139         39,492,486        22,823,231
                                                        --------------     --------------     -------------

                Total interest-bearing deposits         $   91,640,326     $   71,323,880     $  53,007,509
                                                        ==============     ==============     =============



         The remaining maturities of certificates of deposit are as follows:

                                                    June 30, 2001                     December 31, 2000
                                           --------------------------------    --------------------------------
                                                     (unaudited)
                                              CDs over          CDs under         CDs over         CDs under
                                              $100,000          $100,000          $100,000         $100,000
                                           --------------     -------------    --------------     -------------
         Less than one year                $    8,399,268     $  35,233,139    $    7,835,107     $  23,109,180
         One year to three years                1,662,000        18,777,000         2,862,855        14,239,319
         More than three years                    499,000         2,281,000           400,000         2,143,987
                                           --------------     -------------    --------------     -------------

                Total                      $   10,560,268     $  56,291,139    $   11,097,962     $  39,492,486
                                           ==============     =============    ==============     =============


NOTE 8 - NOTES PAYABLE

         The Corporation has a $4,000,000 line of credit available from a bank. This line of credit was restricted for use as a capital investment in First National Bank of Gaylord. Interest is calculated at the bank's prime rate less .50 percent, and is paid monthly. Principal is due at maturity in July 2001. The note is collateralized by 100 percent of the stock of First National Bank of Gaylord. The Corporation had outstanding borrowings under this agreement of $3,250,000 (unaudited), $3,050,000 and $1,300,000 at June 30, 2001, December 31, 2000 and 1999,
         respectively.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 8 - NOTES PAYABLE (CONTINUED)

         The Corporation has a $5,000,000 line of credit for short-term borrowings available from the Federal Home Loan Bank of Indianapolis
         (FHLB). This line is used as a source of short-term liquidity. The interest is computed using a variable interest rate (4.30 percent (unaudited) and 6.30 percent at June 30, 2001 and December 31, 2000, respectively) established by the FHLB. The Corporation had outstanding borrowings under this agreement of $713,647 (unaudited), $3,399,142 and $3,600,036 at June 30, 2001, December 31, 2000 and 1999, respectively.
         The Corporation has a blanket collateral agreement with FHLB covering certain unpledged securities and certain qualifying residential mortgage loans owned by the Corporation.

         The Corporation also has various term advances from the FHLB with interest rates ranging from 4.22 percent to 7.56 percent, with maturity dates ranging from July 2001 to December 2006 at June 30,
         2001 (unaudited). Total borrowings under these advances are $36,626,597 (unaudited), $33,803,210 and $16,598,965 at June 30, 2001, December 31,
         2000 and 1999, respectively. Interest on these borrowings is payable monthly. The Corporation has a blanket collateral agreement with FHLB covering certain unpledged securities and certain qualifying residential mortgage loans owned by the Corporation.

         The Corporation had a note payable to a bank in the amount of $56,222 at December 31, 1999. This note was due in quarterly installments of $18,741 plus interest at 7.75 percent and matured in September 2000.

         Maturities of notes payable are as follows as of December 31, 2000:

         2001                                          $     19,209,607
         2002                                                10,963,673
         2003                                                 5,557,267
         2004                                                 3,021,805
         2005                                                 1,500,000
                                                       ----------------
                Total                                  $     40,252,352
                                                       ================

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 9 - INCOME TAXES

         The Corporation and its subsidiaries file a consolidated federal income tax return. The following is a summary of the provision for income taxes:

                                                        Six Months             Years Ended December 31
                                                           Ended           -----------------------------
                                                       June 30, 2001            2000              1999
                                                      --------------       -------------     -------------
                                                        (unaudited)
         Current expense                              $      324,538       $     532,343     $     350,976
         Deferred expense                                         -                1,649             6,177
                                                      --------------       -------------     -------------

                Total income tax expense              $      324,538       $     533,992     $     357,153
                                                      ==============       =============     =============



         The following is a reconciliation of the statutory federal income tax rate to the Corporation's effective tax rate:

                                                                    Percent of Pretax Income
                                                      ----------------------------------------------------
                                                                                     December 31
                                                         June 30,          -------------------------------
                                                           2001                2000              1999
                                                      --------------       -------------     -------------
                                                       (unaudited)
         Income tax at statutory rate                            34%                 34%               34%
         Tax-exempt interest                                     - %                 (2%)              - %
         Other                                                   (1%)                - %               (3%)
                                                      --------------       -------------     -------------
                Actual effective tax rate                        33%                 32%               31%
                                                      ==============       =============     =============

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 9 - INCOME TAXES (CONTINUED)

         The significant components of the Corporation's deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows:

                                                                                 2000                  1999
                                                                            -------------          ------------
         Deferred tax assets:
            Accrued postretirement benefit cost                             $      37,882          $     33,350
            Allowance for loan losses                                             171,712               123,552
            Deferred loan fees                                                      1,407                    -
            Other real estate                                                          -                 19,399
            Deferred compensation                                                  36,035                21,541
            Unrealized loss on securities available for sale                           -                 63,013
            Miscellaneous                                                             510                 6,602
                                                                            -------------          ------------
                    Total deferred tax assets                                     247,546               267,457

         Deferred tax liabilities:
            Deferred loan fees                                                         -                (18,755)
            Fixed assets                                                          (95,340)             (106,221)
            Mortgage servicing rights                                             (54,284)              (41,880)
            Deferred OID                                                         (100,796)              (41,897)
            Accretion                                                              (7,177)               (4,093)
            Unrealized gain on securities available for sale                      (29,341)                   -
                                                                            -------------          ------------
                    Total deferred tax liabilities                               (286,938)             (212,846)
                                                                            -------------          ------------
                    Net deferred tax asset (liability)                      $     (39,392)         $     54,611
                                                                            =============          ============

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 10 - COMMITMENTS, CONTINGENCIES, AND CONCENTRATION OF CREDIT RISK


         Commitments - The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the statement of financial condition.

         Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Fees from issuing these commitments to extend credit are recognized over the period to maturity. Since a portion of the commitments is expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of customers.

         Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those items. The Corporation generally requires collateral to support such financial instruments in excess of the contractual notional amount of those instruments.

         The Corporation had outstanding loan origination commitments and standby letters of credit aggregating approximately $24,879,689 (unaudited) and $16,836,000 at June 30, 2001 and December 31, 2000, respectively, on which approximately $11,996,910 (unaudited) and $9,837,000 of loans were outstanding, respectively, and included in the Corporation's balance sheet.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 11 - RETIREMENT PLAN

         The Corporation has a 401(k) plan that is a defined contribution savings plan for employees. Employer contributions are discretionary and are determined annually by the Board of Directors. The Corporation matches 100 percent of the participant's first one percent of compensation contributed and 50 percent of the next four percent of compensation contributed. Employer contributions paid or accrued for the years ended December 31, 2000 and 1999 were $18,365 and $24,350, respectively.

         The Corporation has a nonqualified deferred compensation plan with a certain officer, whereby the officer or designated beneficiary will receive approximately $50,000 per year for fifteen years in the event of retirement, disability, or death. The present value of the future benefits will be accrued to the full eligibility date of the officer. The accrued deferred compensation benefit cost at December 31, 2000 and 1999 corresponding to this plan was $105,985 and $63,355, respectively. To fund this obligation, the Corporation has purchased insurance on the life of the participating officer with the Corporation as the owner and beneficiary of the policy. The cash surrender value of the life insurance contract totaled approximately $348,170 and $252,646 at December 31, 2000 and 1999, respectively. Income in the amount of $12,027 and $9,134 has been earned and recorded for the years ended December 31, 2000 and 1999, respectively. Expense in the amount of $43,130 and $26,856 has been charged to operations for the years ended December 31, 2000 and 1999, respectively.

NOTE 12 - POSTRETIREMENT HEALTH CARE PLAN

         The Corporation sponsors a defined benefit postretirement plan that provides postretirement health care benefits to certain retired directors, current directors, and their dependents. The plan is currently not funded. The expected cost of providing these types of benefits is accrued over the years in which participants' services are provided to the Corporation.

         Expenses for these benefits were $40,800 and $37,200 for 2000 and 1999, respectively. The accumulated obligation for employee post-retirement benefits attributable to active and retired employees was $115,901 and $98,088 in 2000 and 1999, respectively.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

         The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts and estimated fair values of financial instruments at December 31, 2000 and 1999 were as follows (items that are not financial instruments are not included):

                                                                   2000                           1999
                                                      -----------------------------     -------------------------
                                                          Carrying       Estimated       Carrying      Estimated
                                                           Amounts       Fair Value       Amounts      Fair Value
                                                      --------------    ------------    -----------   -----------
         Financial Assets:
              Cash and cash equivalents               $    3,942,416    $  3,942,416    $ 4,156,970   $ 4,156,970
              Securities available for sale               10,425,834      10,425,834      9,313,356     9,313,356
              Securities held to maturity                  2,952,498       2,986,874      2,397,640     2,343,779
              Other securities                             2,023,950       2,023,950      1,148,935     1,148,935
              Loans - Net                                110,192,736     106,978,000     71,255,149    70,857,000
              Accrued interest receivable                  1,010,617       1,010,617        572,144       572,144


         Financial Liabilities:
              Customer deposits                           85,651,608      85,516,000     64,139,057    67,768,000
              Accrued interest payable                       341,385         341,385        364,999       364,999
              Bank notes payable and
                  advances from Federal
                  Home Loan Bank                          40,252,352      39,468,142     21,555,223    21,947,036



         For purposes of the above disclosures of estimated fair value, the following assumptions were used:

         CASH AND CASH EQUIVALENTS - The carrying amount of these items is a reasonable estimate of their fair value.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999





NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

         SECURITIES - The fair value is based on quoted market prices for the individual securities or for equivalent securities.

         LOANS - The fair value is estimated by discounting future cash flows using the current rates the Corporation would charge for similar such loans at the applicable date.

         OTHER SECURITIES - The fair value is based on the redemption value of the stock that equates to its carrying value.

         ACCRUED INTEREST RECEIVABLE AND PAYABLE - The carrying amount of these items is a reasonable estimate of their fair value.

         CUSTOMER DEPOSITS - The fair value is estimated by discounting future cash flow using the current rates the Corporation would pay for similar such deposits at the applicable date.

         FEDERAL HOME LOAN BANK ADVANCES - The estimated fair value for borrowed funds is based on estimates the Corporation would pay on such borrowed funds at the applicable date, applied for the time period until maturity.

         The estimated fair value for other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

         While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Corporation to have disposed of such items at the applicable date, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at the applicable date should not necessarily be considered to apply at subsequent dates.

         In addition, other assets and liabilities of the Corporation that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in the financial statements, nevertheless, may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 14 - REGULATORY MATTERS

         The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

         Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain amounts and ratios, which are shown in the table below.

         As of December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized minimum capital amounts and ratios must be maintained as shown in the following table. There are no conditions or events since that notification that management believes have changed the institution's capital category.

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 14 - REGULATORY MATTERS (CONTINUED)

                                                                                                  Minimum Required to be
                                                                           Minimum Required for   Well Capitalized Under
                                                                             Capital Adequacy    Prompt Corrective Action
                                                          Actual                 Purposes               Provisions
                                                -----------------------    --------------------- ------------------------
                                                   Amount        Ratio        Amount     Ratio      Amount        Ratio
                                                ------------   --------    ----------  --------- -----------   ----------
         As of June 30, 2001 (unaudited):
               Total Capital
               (to Risk Weighted Assets)        $    11,785      10.70%    $   8,811      8.00%    $  11,013       10.00%

               Tier 1 Capital
               (to Risk Weighted Assets)             10,779       9.79%        4,405      4.00%        6,608        6.00%

               Tier 1 Capital
               (to Average Assets)                   10,779       7.51%        5,739      4.00%        7,173        5.00%

         As of December 31, 2000:
               Total Capital
               (to Risk Weighted Assets)        $     9,623      10.49%    $   7,338      8.00%    $   9,172       10.00%

               Tier 1 Capital
               (to Risk Weighted Assets)              8,780       9.57%        3,669      4.00%        5,503        6.00%

               Tier 1 Capital
               (to Average Assets)                    8,780       7.87%        4,461      4.00%        5,576        5.00%

         As of December 31, 1999:
               Total Capital
               (to Risk Weighted Assets)        $     6,482      10.49%    $   4,952      8.00%    $   6,190       10.00%

               Tier 1 Capital
               (to Risk Weighted Assets)              5,901       9.55%        2,476      4.00%        3,714        6.00%

               Tier 1 Capital
               (to Average Assets)                    5,901       7.86%        3,004      4.00%        3,755        5.00%

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 15 - STOCK OFFERING

         In the fourth quarter of 2000, the Corporation began a stock offering in an effort to raise funds to pay down a line of credit. The offering was for up to 215,625 additional shares with a par value of $1, at a price of $20 per share. The period for the sale of stock under this offering expired in June 2001.

         Shares sold in conjunction with the offering totaled 215,625 and 19,337 at June 30, 2001 and December 31, 2000, respectively.

NOTE 16 - PARENT-ONLY FINANCIAL STATEMENTS

         The following represents the condensed financial statements of North Bancorp, Inc. ("Parent") only. The Parent-only financial information should be read in conjunction with the Company's consolidated financial statements.

         The condensed balance sheet at December 31, 2000 is as follows:

                                           ASSETS

         Cash at subsidiary bank                                               $   159,187
         Investment in subsidiary                                                8,882,313
         Other                                                                      77,707
                                                                               -----------

                Total assets                                                   $ 9,119,207
                                                                               ===========

                            LIABILITIES AND STOCKHOLDERS' EQUITY

         Notes payable                                                         $ 3,050,000
         Other                                                                      81,739
         Stockholder's equity                                                    5,987,468
                                                                               -----------

                Total liabilities and stockholders' equity                     $ 9,119,207
                                                                               ===========

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999




NOTE 16 - PARENT-ONLY FINANCIAL STATEMENTS (CONTINUED)

         The condensed statement of operations for the year ended December 31, 2000 is as follows:

         Operating income                                                           $            -
         Operating expense                                                                  200,864
                                                                                    ---------------
                        Income - Before income taxes and equity in
                           income of subsidiary                                            (200,864)

         Income tax expense                                                                      -
                                                                                    ---------------
                        Income - Before equity in income of subsidiary                     (200,864)

         Equity in income of subsidiary                                                   1,315,450
                                                                                    ---------------

                        Net income                                                  $     1,114,586
                                                                                    ===============

NORTH BANCORP, INC. AND SUBSIDIARIES
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999



NOTE 16 - PARENT-ONLY FINANCIAL STATEMENTS (CONTINUED)

         The condensed statement of cash flows for the year ended December 31, 2000 is as follows:

         CASH FLOWS FROM OPERATING ACTIVITIES
            Net income                                                                     $     1,114,586
            Adjustments to reconcile net income to net cash from
                operating activities:
                   Equity in income of subsidiary                                               (1,135,278)
                   Depreciation                                                                        665
                   Increase in other assets                                                        (46,652)
                   Increase in other liabilities                                                    75,973
                                                                                           ---------------
                        Net cash provided by operating activities                                    9,294

         CASH FLOWS FROM INVESTING ACTIVITIES - Capital
            downstreamed to subsidiary                                                          (1,787,780)

         CASH FLOWS FROM FINANCING ACTIVITIES
            Proceeds from borrowings                                                             1,750,000
            Repayment of borrowings                                                                (56,222)
            Dividends paid to stockholders                                                        (102,707)
            Stock redemption                                                                        (5,688)
            Proceeds from issuance of common stock, net of
                offering expenses                                                                  344,729
                                                                                           ---------------

                        Net cash provided by financing activities                                1,930,112
                                                                                           ---------------

         NET INCREASE IN CASH AND CASH EQUIVALENTS                                                 151,626

         CASH AND CASH EQUIVALENTS - Beginning of year                                               7,562
                                                                                           ---------------

         CASH AND CASH EQUIVALENTS - End of year                                           $       159,188
                                                                                           ===============

PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are filed with this registration statement:

Exhibit Number           Exhibit Name
--------------           ------------

     2(a)                Articles of Incorporation, as amended

     2(b)                Bylaws

     6(a)                Executive Salary Continuation Agreement dated August
                         21, 1997 between First National Bank of Gaylord and
                         John R. Kluck

     6(b) Master Revolving Note dated November 30, 2000 made by North Bancorp, Inc. in favor of Comerica Bank.

ITEM 2.  DESCRIPTION OF EXHIBITS

         See Item 1 above.


SIGNATURES

          Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


North Bancorp, Inc.


      /s/ John R. Kluck
     -----------------------
By:   John R. Kluck
     -----------------------

Its:  President
     -----------------------

Date: August 20, 2001
     -----------------------

                                 Exhibit Index
                                 -------------



Exhibit No.                   Description
-----------                   -----------
     2(a)                     Articles of Incorporation, as amended

     2(b)                     Bylaws of North Bancorp, Inc.

     6(a)                     Executive Salary Continuation Agreement

     6(b)                     Master Revolving Note dated November 30, 2000